

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

Among

PENN WEST ENERGY TRUST

and

PENN WEST PETROLEUM LTD.

and

PETROFUND ENERGY TRUST

and

PETROFUND CORP.

MAY 23, 2006

250480*784385.v6*

G:\040302\0192\Arrangement Agreement\MACLEOD-#784385-v6-Amended_and_Restated_Arrangement_Agreement.DOC

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT is dated as of the 23rd day of May, 2006,

AMONG:

PENN WEST ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as "**Penn West**")

AND:

PENN WEST PETROLEUM LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**PWPL**")

AND:

PETROFUND ENERGY TRUST, a trust created under the Laws of the Province of Ontario (hereinafter referred to as "**Petrofund**")

AND:

PETROFUND CORP., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as "**PC**")

WHEREAS:

A. The Parties originally entered into an arrangement agreement on April 16, 2006 (the "**Original Agreement**") and now desire, in accordance with Section 8.1 of the Original Agreement, to amend and restate the Original Agreement as set forth hereunder;

B. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta); and

C. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" means, with respect to Penn West or Petrofund, any inquiry or the making of any proposal to such Party or its unitholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its unitholders of any securities of such Party (other than on exercise of currently outstanding Penn West Rights or Petrofund Rights, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Other Party under this Agreement or the Arrangement;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question which the holder of the Petrofund Special Voting Unit is entitled to vote upon, consent to, or otherwise act upon at a meeting of Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, the number of votes that the holder of the Petrofund Special Voting Unit would be entitled to had the holder exchanged all of the Petrofund Exchangeable Shares then held by the holder for Petrofund Units immediately prior to the record date set for such meeting;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AMEX**" means the American Stock Exchange;

"**Applicable Canadian Securities Laws**" means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

"**Applicable Laws**", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

"**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

"**Certificate**" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing Time**" shall be after the close of business (Calgary time) on the Effective Date, unless otherwise agreed to by Penn West and Petrofund;

"**Code**" has the meaning ascribed thereto in Section 2.10;

"**Combination Transactions**" has the meaning ascribed thereto in Section 2.10;

"**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

"**Confidential Information**" has the meaning ascribed thereto in Section 3.4(d);

"**Confidentiality Agreement**" means the confidentiality agreement dated February 24, 2006 between Petrofund and Penn West;

"**Continued Employees**" has the meaning set forth in Section 2.6(a);

"**Court**" means the Court of Queen's Bench of Alberta;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time prescribed by the ABCA for the Arrangement to become effective, which will be after the close of business on the Effective Date;

"**Environmental Laws**" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

"**Exchange Ratio**" has the meaning set forth in Section 2.1(a) hereof;

"**ExploreCo**" means 1231818 Alberta Ltd.;

"**ExploreCo Assets**" means, collectively, the Petrofund ExploreCo Assets and the Penn West ExploreCo Assets;

"**ExploreCo Common Shares**" means common shares in the capital of ExploreCo;

"**ExploreCo FinCo**" means 1243838 Alberta Ltd.;

"**ExploreCo Incentive Plan**" means the share option plan of ExploreCo which will provide for the grant of options to acquire ExploreCo Common Shares that may be granted to ExploreCo Service Providers and which shall provide that the maximum number of ExploreCo Common Shares issuable on exercise of options granted and outstanding at any time thereunder shall, in the aggregate, not exceed 10% of the outstanding ExploreCo Common Shares and shall be on such other terms and conditions as the Parties shall agree, acting reasonably;

"**ExploreCo Information**" means the information to be included in the Information Circulars describing ExploreCo and its business, operations and affairs, including the ExploreCo Common Shares, the ExploreCo Incentive Plan and the ExploreCo Private Placement;

"**ExploreCo Offered Employees**" has the meaning set forth in Section 2.6 hereof;

"**ExploreCo Private Placement**" means the proposed private placement of common shares and common share purchase warrants to be completed by ExploreCo FinCo prior to the completion of the Arrangement

(which common shares and common share purchase warrants will be exchanged prior to the Effective Time on a one-for-one basis for ExploreCo Common Shares and ExploreCo Warrants as described in Section 4.1), the terms of which shall be agreed by the Parties, acting reasonably, prior to the mailing of the Information Circulars and described in the Information Circulars;

"**ExploreCo Warrants**" means the common share purchase warrants of ExploreCo which will entitle the holder thereof to acquire ExploreCo Common Shares following the completion of the Arrangement on the terms described in the Information Circulars;

"**ExploreCo Resolutions**" means the applicable resolutions in respect of the ExploreCo Private Placement and the ExploreCo Incentive Plan to be considered at the Penn West Meeting and the Petrofund Meeting as will be set forth in the Information Circulars;

"**ExploreCo Service Providers**" means the directors, officers, employees and other service providers to ExploreCo;

"**ExploreCo Transactions**" means the direct and indirect conveyances of the ExploreCo Assets from Penn West and Petrofund to ExploreCo and the distribution of ExploreCo Common Shares to Penn West Unitholders and Petrofund Unitholders on the basis set forth in Section 3.1(f) of the Plan of Arrangement;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Penn West Unitholders, the Petrofund Unitholders, Penn West, PWPL, Petrofund, PC, ExploreCo, ExploreCo FinCo and MFCorp, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GAAP**" has the meaning ascribed thereto in Section 1.7;

"**GLJ**" means GLJ Petroleum Consultants Ltd. (previously Gilbert Laustsen Jung Associates Ltd.);

"**Governmental Entity**" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substances**" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

"**Information Circulars**" means the Petrofund Information Circular and the Penn West Information Circular;

"**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Penn West Unitholders, the Petrofund Unitholders, Penn West, PWPL, Petrofund, PC, ExploreCo, ExploreCo FinCo and MFCorp, containing declarations and directions with respect to the Arrangement and the holding of the Penn West Meeting and the Petrofund Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), including the regulations thereunder, as amended;

"**Laws**" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S.

Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, the AMEX and the NYSE, as applicable);

"Mailing Date" has the meaning ascribed thereto in Section 3.3(g);

"Material Adverse Change" or **"Material Adverse Effect"** means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax Laws, (iii) any decline in crude oil or natural gas prices on a current or forward basis, (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of the date hereof, or (v) any changes arising from matters permitted or contemplated by this Agreement or consented to or approved in writing by the Other Party;

"Material Subsidiaries" means, with respect to Penn West, the Penn West Parties (other than Penn West), and with respect to Petrofund, the Petrofund Parties (other than Petrofund) and Petrofund Alternative Energy Ltd.;

"Merger Resolution" means, in respect of the Penn West Meeting, a special resolution in respect of the Arrangement to be considered at the Penn West Meeting, and in respect of the Petrofund Meeting, a special resolution in respect of the Arrangement to be considered at the Petrofund Meeting, as the case may be, which special resolution shall, in the case of the Penn West Meeting, include the election of the Petrofund Nominees to the board of directors of PWPL;

"MFCorp" has the meaning set forth in Section 2.4;

"NYSE" means the New York Stock Exchange;

"Other Party" means with respect to the applicable Penn West Party(ies), the applicable Petrofund Party(ies) and, with respect to the applicable Petrofund Party(ies), the applicable Penn West Party(ies);

"Parties" means, collectively, the parties to this Agreement, and **"Party"** means any one of them, or where implied by the context, means the Penn West Parties or the Petrofund Parties, as the case may be;

"PC" means Petrofund Corp., a corporation incorporated under the ABCA;

"PC NPI Agreement" means the amended and restated net profits interest agreement dated November 8, 2005 and made effective October 1, 2005 between PC and Petrofund;

"Penn West" means Penn West Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture;

"Penn West Administration Agreement" means the administration agreement dated May 31, 2005 between PWPL and the Penn West Trustee;

"Penn West Balance Sheets" has the meaning ascribed thereto in Section 5.1(p);

"Penn West Board of Directors" means the board of directors of PWPL as it may be comprised from time to time;

"Penn West Credit Facilities" means the unsecured, extendible, three year revolving syndicated credit facility with an aggregate borrowing limit of $1,170 million that expires on May 31, 2008, plus a $50 million operating facility;

"Penn West Damages Event" has the meaning set forth in Section 7.1;

"Penn West Disclosure Letter" means the disclosure letter dated April 16, 2006 from Penn West and PWPL to Petrofund;

"Penn West DRIP" means the distribution reinvestment and optional unit purchase plan of Penn West;

"Penn West Employees" means the employees of Penn West or its Subsidiaries;

"Penn West ExploreCo Assets" means the assets identified in the letter agreement dated May 23, 2006 between Penn West, PWPL, Petrofund and PC and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred directly or indirectly by Penn West to ExploreCo pursuant to the Penn West ExploreCo Conveyance Agreement;

"Penn West ExploreCo Conveyance Agreement" means the agreement to be dated the Effective Date effecting the sale of the Penn West ExploreCo Assets and payment of cash to ExploreCo in consideration for ExploreCo Common Shares;

"Penn West Fairness Opinion" has the meaning set forth in Section 5.1(v) hereof;

"Penn West Financial Statements" means, collectively, the audited comparative consolidated financial statements of Penn West as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Penn West as at and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto;

"Penn West Incentive Plan" means the unit rights incentive plan of Penn West;

"Penn West Information" means the information included in the Penn West Information Circular describing Penn West and its business, operations and affairs and the matters to be considered at the Penn West Meeting;

"Penn West Information Circular" means the information circular of Penn West to be sent by Penn West to the Penn West Unitholders in connection with the Penn West Meeting, which, unless otherwise determined by Penn West and Petrofund, shall be part of a joint information circular that shall also be sent to Petrofund Unitholders in connection with the Petrofund Meeting;

"Penn West Material Agreements" means, collectively, the Penn West Trust Indenture, the Penn West Note Indentures, the Penn West Administration Agreement, the Penn West NPI Agreement and the Penn West Partnership Agreement;

"Penn West Meeting" means the special meeting of Penn West Unitholders to be held to consider the Merger Resolution, the ExploreCo Resolutions and related matters, and any adjournment(s) thereof;

"Penn West Note Indentures" means the Note Indenture dated May 31, 2005 between Penn West AcquisitionCo Inc. (now PWPL) and CIBC Mellon Trust Company, providing for the issuance of interest bearing, unsecured, subordinated promissory notes of Penn West AcquisitionCo Inc. and the Note Indenture dated May 31, 2005 between PWPL and CIBC Mellon Trust Company providing for the issuance of interest bearing, unsecured, subordinated promissory notes of PWPL;

"Penn West Notes" means the promissory notes issued pursuant to the Penn West Note Indentures;

"Penn West NPI Agreement" means the net profits interest agreement dated May 31, 2005 between Penn West and PWPL;

"Penn West Parties" means, collectively and taken as a whole, Penn West, PWPL and Trocana Resources Inc., each a direct or indirect wholly-owned Subsidiary of Penn West, and "Penn West Party" means any one of them;

"Penn West Partnership Agreement" means the amended and restated partnership agreement dated May 31, 2005 between PWPL, Trocana Resources Inc. and Northern Reef Exploration Ltd. (now amalgamated with PWPL) and Penn West Exploration Ltd. (now amalgamated with PWPL);

"Penn West Plans" has the meaning ascribed thereto in Section 5.1(w);

"Penn West Report" has the meaning ascribed thereto in Section 5.1(bb);

"Penn West Rights" means the rights to acquire Penn West Units issued under the Penn West Incentive Plan;

"Penn West Savings Plan" means the employee trust unit savings plan pursuant to which employee contributions and Penn West contributions are used to acquire Penn West Units from treasury;

"Penn West Support Agreements" means the support agreements to be entered into by the directors and officers of PWPL which agreements provide that, among other things, such Penn West Unitholders will vote in favour of the Arrangement;

"Penn West Trustee" means CIBC Mellon Trust Company, in its capacity as the trustee under the Penn West Trust Indenture;

"Penn West Trust Indenture" means the amended and restated trust indenture dated May 31, 2005 between the Penn West Trustee and PWPL, as such indenture may be further amended by supplemental indentures from time to time or as may be amended and restated from time to time;

"Penn West Unitholders" means the holders of issued and outstanding Penn West Units;

"Penn West Units" means the trust units of Penn West;

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Petrofund" means Petrofund Energy Trust, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Petrofund Trust Indenture;

"Petrofund Balance Sheets" has the meaning ascribed thereto in Section 5.2(p);

"Petrofund Board of Directors" means the board of directors of PC as it may be comprised from time to time;

"Petrofund Credit Facilities" means Petrofund's secured revolving syndicated credit facility with an aggregate borrowing limit of $600 million that expires on April 28, 2007 (unless further extended), plus a $50 million revolving working capital operating facility;

"Petrofund Damages Event" has the meaning set forth in Section 7.2;

"Petrofund Disclosure Letter" means the disclosure letter dated April 16, 2006 from Petrofund and PC to Penn West;

"Petrofund DRIP" means the distribution reinvestment and optional unit purchase plan of Petrofund;

"Petrofund Employees" means the employees of Petrofund or its Subsidiaries;

"Petrofund Employment Agreements" means the employment agreements between PC and each of its senior officers;

"Petrofund Exchangeable Shareholders" means holders of Petrofund Exchangeable Shares;

"Petrofund Exchangeable Shares" means the non-voting exchangeable shares in the capital of PC;

"Petrofund ExploreCo Assets" means the assets identified in the letter agreement dated May 23, 2006 between Penn West, PWPL, Petrofund and PC and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred directly or indirectly by Petrofund to ExploreCo pursuant to the Petrofund ExploreCo Conveyance Agreement, the final determination of which assets shall be agreed by the Parties, acting reasonably, as soon as reasonably practicable following the date hereof and in any event prior to the mailing of the Information Circulars;

"Petrofund ExploreCo Conveyance Agreement" means the agreement to be dated the Effective Date effecting the sale of the Petrofund ExploreCo Assets to ExploreCo in consideration for ExploreCo Common Shares and cash;

"Petrofund Fairness Opinion" has the meaning set forth in Section 5.2(v) hereof;

"Petrofund Financial Statements" means, collectively, the audited comparative consolidated financial statements of Petrofund as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon and the unaudited comparative consolidated financial statements of Petrofund as at and for the three month periods ended March 31, 2006 and 2005, together with the notes thereto;

"Petrofund Incentive Plans" means, collectively, the Petrofund LTIP, the Petrofund Restricted Unit Plan and the Petrofund Unit Rights Incentive Plan;

"Petrofund Information Circular" means the management proxy circular of Petrofund to be sent by Petrofund to the Petrofund Unitholders and the holder of the Petrofund Exchangeable Shares in connection with the Petrofund Meeting, which, unless otherwise determined by Penn West and Petrofund,

shall be part of a joint information circular which shall also be sent to Penn West Unitholders in connection with the Penn West Meeting;

"Petrofund Information" means the information included in the Petrofund Information Circular describing Petrofund and its business, operations and affairs and the matters to be considered at the Petrofund Meeting;

"Petrofund LTIP" means Petrofund's long term incentive plan approved by the Petrofund Board of Directors on February 17, 2004;

"Petrofund Material Agreements" means, collectively, the Petrofund Trust Indenture; the AVT Trust Indenture, and the Petrofund NPI Agreements;

"Petrofund Meeting" means the special meeting of Petrofund Unitholders and the holder of the Petrofund Special Voting Unit to be held to consider the Merger Resolution, the ExploreCo Resolutions, and related matters, and any adjournment(s) thereof;

"Petrofund Nominees" has the meaning set forth in Section 3.3(c) hereof;

"Petrofund NPI Agreements" means, collectively, the PC NPI Agreement and AVT NPI Agreement;

"Petrofund Parties" means, collectively and taken as a whole, Petrofund and PC, AVT and Petrofund Alternative Energy Ltd., each a direct or indirect wholly-owned Subsidiary of Petrofund, and "Petrofund Party" means any one of them;

"Petrofund Plans" has the meaning ascribed thereto in Section 5.2(w);

"Petrofund Report" has the meaning ascribed thereto in Section 5.2(bb);

"Petrofund Restricted Unit Plan" means the restricted unit plan of PC approved by the Petrofund Board of Directors on February 17, 2004;

"Petrofund Rights" means, collectively, all rights to receive or acquire Petrofund Units under the Petrofund Incentive Plans;

"Petrofund Securities" means, collectively, the Petrofund Units and the Petrofund Exchangeable Shares;

"Petrofund Securityholders" means, collectively, the Petrofund Unitholders and the Petrofund Exchangeable Shareholders;

"Petrofund Special Distribution" has the meaning set forth in Section 2.9 hereof;

"Petrofund Special Voting Unit" means the special voting unit of Petrofund which entitles the holder of record of the Petrofund Exchangeable Shares to a number of votes at the Petrofund Meeting equal to the Aggregate Equivalent Vote Amount;

"Petrofund Support Agreements" means the support agreements to be entered into by the directors and officers of PC which agreements provide that, among other things, such Petrofund Unitholders will vote in favour of the Arrangement and any holders of Petrofund Exchangeable Shares will exchange all Petrofund Exchangeable Shares held by them for Petrofund Units prior to the Effective Date;

"Petrofund Trustee" means Computershare Trust Company of Canada, in its capacity as the trustee under the Petrofund Trust Indenture;

"Petrofund Trust Indenture" means the amended and restated trust indenture dated as of November 16, 2004 between the Petrofund Trustee and PC, as may be amended, supplemented or restated from time to time;

"Petrofund Unitholders" means the holders from time to time of Petrofund Units;

"Petrofund Unit Rights Incentive Plan" means the incentive plan established by Petrofund on January 30, 2001, authorizing the issuance of options to acquire Petrofund Units to directors, senior officers, employees and consultants of PC and certain related parties;

"Petrofund Units" means the trust units of Petrofund;

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit A hereto, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

"PP" means Penn West Partnership, the partners of which are PWPL and Trocana Resources Inc.;

"Public Record" means all information filed by either Penn West or Petrofund, as the case may be, after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

"PVT" means Petrofund Ventures Trust, a wholly-owned subsidiary trust of Petrofund;

"PVT NPI Agreement" means the amended and restated net profits agreement dated November 8, 2005 and made effective October 1, 2005 between PC, as trustee of PVT, and Petrofund;

"PVT Trust Indenture" means the trust indenture dated August 31, 1997 between Maximum Holdings Trust and The Trust Company of Bank of Montreal, and any amendments thereto;

"PWPL" means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

"Receiving Party" has the meaning ascribed thereto in Section 3.4(c);

"Receiving Party Securities" has the meaning ascribed thereto in Section 3.4(c);

"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

"Responding Party" has the meaning ascribed thereto in Section 3.4(c);

"SEC" means the United States Securities and Exchange Commission;

"Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces of Canada;

"Subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta) (and, for greater certainty, includes all partnerships (general or limited) and trusts directly or indirectly owned by Penn West or Petrofund, as the case may be);

"**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

"**Tax**" or "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, capital taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Penn West or Petrofund (or any of their respective Subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Tax Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

"**TSX**" means the Toronto Stock Exchange;

"**U.S. Exchange Act**" means the *United States Securities Exchange Act of 1934*, as amended;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

"**U.S. Securities Laws**" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including the schedules attached hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement and the Confidentiality Agreement together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to

the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("**GAAP**") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Penn West, include disclosure to Penn West or its representatives, or in the case of disclosure to Petrofund, include disclosure to Petrofund or its representatives.

1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Trust Power and Capacity

In this Agreement references to the power and capacity of Penn West and Petrofund, as the case may be, are deemed to be references to that of the Penn West Trustee and the Petrofund Trustee, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the Laws of the Province of Alberta and the Laws of the Province of Ontario in relation to the Penn West Trustee and the Petrofund Trustee, respectively, and pursuant to the powers of the trustees specified in the Penn West Trust Indenture and Petrofund Trust Indenture, respectively.

1.11 Exhibits

The following exhibits attached hereto are incorporated into and from an integral part of this Agreement:

A - Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Each of Penn West and PWPL on the one hand and Petrofund and PC on the other hand will jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Penn West Meeting and the Petrofund Meeting, which

shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Merger Resolution, the ExploreCo Resolutions, and the other matters to be considered at the Penn West Meeting and the Petrofund Meeting. Provided all necessary approvals for the Merger Resolution are obtained from the Penn West Unitholders and the Petrofund Unitholders, each of Penn West and PWPL on the one hand and Petrofund and PC on the other hand shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of Penn West and PWPL on the one hand and Petrofund and PC on the other hand shall execute and deliver such closing documents and instruments and forthwith proceed at the Closing Time to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2 Interim Order

The Interim Order shall provide that:

(a) for the purpose of the Penn West Meeting:

(i) the securities of Penn West for which holders shall be entitled to vote on the Merger Resolution at the Penn West Meeting shall be the Penn West Units;

(ii) each Penn West Unitholder shall be entitled to one vote for each Penn West Unit held by such holder; and

(iii) the requisite majority for the approval of the Merger Resolution shall be two-thirds of the votes cast by the Penn West Unitholders present in person or by proxy at the Penn West Meeting;

(b) for the purpose of the Petrofund Meeting:

(i) the securities of Petrofund for which holders shall be entitled to vote on the Merger Resolution at the Petrofund Meeting shall be the Petrofund Units and the holder of the Petrofund Special Voting Unit;

(ii) the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit shall be entitled to vote on the Merger Resolution together as a single class, and not as separate classes, with each Petrofund Unitholder being entitled to one vote for each Petrofund Unit held by such holder and the holder of the Petrofund Special Voting Unit being entitled to that number of votes equal to the Aggregate Equivalent Vote Amount; and

(iii) the requisite majority for the approval of the Merger Resolution shall be: (i) two-thirds of the votes cast by the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit present in person or by proxy at the Petrofund Meeting; and (ii) a majority of the votes cast by the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit present in person or by proxy, after excluding the votes by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501.

2.3 Information Circulars and Meetings

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws including Applicable Canadian Securities Laws and U.S. Securities Laws:

(i) Penn West and PWPL shall:

(A) prepare the Penn West Information Circular and cause such circular to be mailed to the Penn West Unitholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Penn West Meeting; and

(ii) Petrofund and PC shall:

(A) prepare the Petrofund Information Circular and cause such circular to be mailed to the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the Petrofund Meeting.

2.4 MFCorp

(a) Prior to the Effective Date, Penn West shall cause a new corporation to be incorporated under the ABCA ("**MFCorp**"). MFCorp shall have such provisions included in its articles of incorporation as may be agreed by Penn West and Petrofund, acting reasonably. Prior to the Effective Time, Penn West shall not cause or permit MFCorp to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation, or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Petrofund.

2.5 ExploreCo

(a) Prior to the mailing of the Information Circulars, the Parties shall cause ExploreCo and ExploreCo FinCo to be incorporated under the ABCA. Each of ExploreCo and ExploreCo FinCo shall have such provisions included in its articles of incorporation as may be agreed by the Parties, acting reasonably. Prior to the Effective Time, the Parties shall not cause or permit ExploreCo or ExploreCo FinCo to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation, or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously agreed in writing by the Parties. The Parties agree to use commercially reasonable efforts to organize and structure ExploreCo so as to maximize

efficiencies in the public company reporting obligations of ExploreCo in Canada and the United States (if any).

(b) Provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting respectively, pursuant to the Arrangement, the Penn West ExploreCo Conveyance Agreement and the Petrofund ExploreCo Conveyance Agreement, the Penn West ExploreCo Assets and the Petrofund ExploreCo Assets will be transferred to ExploreCo.

(c) Prior to the mailing of the Information Circulars, the Parties shall agree, acting reasonably, on the composition of the board of directors of ExploreCo. The initial senior management of ExploreCo will be drawn from existing senior management of Petrofund with Jeffrey D. Newcommon as President and Chief Executive Officer and Glen Fischer as Chief Operating Officer.

2.6 Employees

(a) Not less than one week prior to the Effective Date, the Parties shall agree on the employees of Penn West and Petrofund who will be offered employment by ExploreCo (the "**ExploreCo Offered Employees**") on terms and conditions acceptable to the Parties, acting reasonably. The employment of all Petrofund Employees who are not ExploreCo Offered Employees, or who are not employed by ExploreCo as a result of the ExploreCo Transactions not occurring under the Plan of Arrangement (the "**Continued Employees**") may be continued by Penn West or one of its Subsidiaries following the Effective Time on terms and conditions substantially similar, in the aggregate, to the terms and conditions on which they are currently employed and after taking into account participation by the Continued Employees in the Penn West Incentive Plan and the Penn West Savings Plan, such that their overall compensation remains substantially the same after the Effective Time.

(b) In the event that the employment of any Petrofund Employee who will not be an ExploreCo Offered Employee is not continued as a Continued Employee, such employee shall be entitled (unless such employee does not accept an offer of such employment as a Continued Employee on the terms contemplated by Section 2.6(a)), upon completion of the Arrangement, to the payment of a severance payment in an amount to be agreed by the Parties, acting reasonably. In addition, in the event that the ExploreCo Offered Employees (other than those ExploreCo Offered Employees entitled to severance payments under executive employment contracts with PC) are not employed with ExploreCo as a result of the ExploreCo Transactions not occurring under the Plan of Arrangement, such employees shall be entitled, upon completion of the Arrangement, to the payment of a severance payment in an amount to be agreed by the Parties, acting reasonably.

(c) The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Petrofund Incentive Plans (with the result that all Petrofund Rights thereunder shall fully vest and be fully exercisable in connection with the Arrangement) and executive and employee (if applicable) employment and "change of control" agreements. The Parties further acknowledge that the Arrangement will not result in a "change of control" for purposes of the Penn West Incentive Plan and executive and employee (if applicable) employment and "change of control" agreements.

2.7 Completion of Transactions

Penn West shall cause MFCorp to complete the transactions contemplated herein and in the Plan of Arrangement. Provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Penn West and Petrofund shall cause each of ExploreCo and ExploreCo FinCo to complete the transactions contemplated herein and in the Plan of Arrangement.

2.8 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about June 30, 2006 or as soon thereafter as reasonably practicable and in any event by July 31, 2006; provided, however that, in the event that the Penn West Trustee determines not to change Penn West's distribution record date in June 2006 such that it occurs prior to June 30, 2006, the Parties shall use their reasonable commercial efforts to cause the Effective Date to occur after June 30, 2006 and prior to Petrofund's distribution record date in July 2006 (the "**Petrofund July Distribution Record Date**"); provided, further that, if the Effective Date does not occur prior to the Petrofund July Distribution Record Date, the Parties agree that the Effective Date shall not occur during the period following the Petrofund July Distribution Record Date to July 24, 2006.

2.9 Petrofund Special Distribution

Provided that the Merger Resolution is approved by the Petrofund Unitholders at the Petrofund Meeting and the Penn West Unitholders at the Penn West Meeting, as of the Effective Date and in accordance with the provisions of the Plan of Arrangement, Petrofund shall declare and pay to the Petrofund Unitholders a special cash distribution in the amount of Cdn. $1.00 plus an additional amount of Cdn. $0.10 per Petrofund Unit as compensation for the difference in the distribution payment dates of Petrofund and Penn West in the event that the Effective Date occurs either after Penn West's distribution record date in June 2006 but prior to Petrofund's distribution record date in July 2006 or after Penn West's distribution record date in July 2006 (the "**Petrofund Special Distribution**").

2.10 United States Tax Considerations

The Parties intend that the series of transactions to be conducted pursuant to the Plan of Arrangement ("**Combination Transactions**"), considered together as a single integrated transaction for United States federal income tax purposes, will qualify as a "reorganization" within the meaning of Section 368(a)(1) of the U.S. Internal Revenue Code (the "**Code**"). This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g). Each Party agrees that it shall (a) treat the Combination Transactions as a single integrated transaction for U.S. federal income tax purposes, (b) treat the Combination Transactions as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the Code, and (c) retain such records and file such information as is required to be retained and filed pursuant to Treasury Regulation Section 1.368-3 in connection with the Combination Transactions. Excluding the transactions contemplated by this Agreement and the Plan of Arrangement, no Party shall take any action, fail to take any action, cause any action to be taken or cause any action to fail to be taken that could reasonably be expected to prevent the Combination Transactions, considered together as a single integrated transaction, from qualifying as a "reorganization" within the meaning of Section 368(a)(1) of the Code with respect to Petrofund and the Petrofund Unitholders.

2.11 Post-Closing Wind-up

Provided the Arrangement is completed, unless it is determined by the Parties that is it is not necessary to effect the intention of the Parties set forth in Section 2.10, Penn West shall completely dissolve MFCorp as soon as reasonably practicable after the Effective Date and in any event within twelve (12) months following the Effective Date, and Penn West shall cause MFCorp not to engage in any business following the Effective Date. On the date after the Effective Date, Penn West shall cause Petrofund to file an election on U.S. Internal Revenue Service Form 8832 (Entity Classification Election) to classify Petrofund as a disregarded entity for United States federal income tax purposes as permitted under Section 7701 of the Internal Revenue Code and the Treasury Regulations promulgated thereunder and at all times after the Effective Time, Penn West shall be the sole unitholder and equity holder in Petrofund. Furthermore, Petrofund shall not engage in any business or hold any assets (other than a minimal amount of cash) from the Effective Time until the day after such election is filed with the U.S. Internal Revenue Service.

ARTICLE 3
COVENANTS

3.1 Covenants of Penn West and PWPL

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Petrofund (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Penn West's affairs and the business of PWPL and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and that become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Penn West shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Penn West Units of an amount equal to $0.34 per Penn West Unit, (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, except that Penn West shall be entitled to change its distribution record date in June 2006 such that it occurs prior to the Effective Date (if the Effective Date occurs after the distribution record date for Petrofund in June 2006), or to change its distribution record date in July 2006 such that it occurs prior to the Effective Date (if the Effective Date occurs after the distribution record date for Petrofund in July 2006), (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Penn West or any of its Subsidiaries (other than to Penn West or any of its Subsidiaries), including, without limitation securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Penn West (other than on exercise of currently outstanding Penn West Rights or to employees hired after the date hereof (in a manner consistent with past practice)

or pursuant to the Penn West DRIP), (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Penn West Trust Indenture, (vi) split, combine or reclassify any of its trust units, (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Penn West, or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Penn West will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $25 million individually or in the aggregate, (ii) expend or commit to expend amounts in respect of capital expenses in excess of $25 million individually or in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Penn West disclosed to Petrofund prior to the date hereof, (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement, (iv) reorganize, amalgamate, merge or otherwise combine Penn West or any of its Subsidiaries with any other Person, (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Penn West, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer, with an acquisition cost in excess of $25 million individually or in the aggregate, (vi) acquire any assets with an acquisition cost in excess of $25 million individually or in the aggregate, (vii) incur any indebtedness for borrowed money in excess of the Penn West Credit Facilities or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement, (viii) authorize, recommend or propose any release or relinquishment of any material contract right, (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Penn West Financial Statements or otherwise in the ordinary course of business, (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions, (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days, (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty, or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) unless agreed in writing by the Parties, neither Penn West nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) Penn West shall not, and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form, (ii) grant any

general salary increase, (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, (iv) unless otherwise agreed in writing by the Parties, adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, or (v) advance any loan to any officer or director of Penn West or any of its Subsidiaries or any other party not at arm's length to Penn West or any of its Subsidiaries;

(f) Penn West shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) unless otherwise agreed in writing by the Parties, no amendments shall be made to outstanding Penn West Rights;

(h) Penn West shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Penn West shall promptly notify Petrofund in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Penn West threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Penn West in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Penn West shall in good faith discuss with Petrofund any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Penn West, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Petrofund pursuant to this provision;

(j) Penn West shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Penn West shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Petrofund on or prior to the Effective Date;

(l) Penn West shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.2 and 6.3 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Penn West;

(m) Penn West shall provide notice to Petrofund of the Penn West Meeting and allow Petrofund's representatives to attend such meeting;

(n) subject to compliance by Petrofund with Section 3.2(p), Penn West will ensure that the Penn West Information Circular provides Penn West Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Petrofund Information and the ExploreCo Information in the Penn West Information Circular in the form approved by Petrofund and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, (ii) the unanimous determination of the Penn West Board of Directors that the Arrangement is fair to Penn West Unitholders and is in the best interests of Penn West and Penn West Unitholders, and include the unanimous recommendation of the Penn West Board of Directors that the Penn West Unitholders vote in favour of the Merger Resolution and the ExploreCo Resolutions, and (iii) the fairness opinion of Penn West's financial advisor dated as of the date of the Penn West Information Circular that the consideration to be provided by Penn West to the Petrofund Unitholders under the Arrangement is fair, from a financial point of view, to Penn West Unitholders; provided that, notwithstanding the covenants of Penn West in this subsection, prior to the completion of the Arrangement, the Penn West Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Penn West Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(o) Penn West will assist Petrofund in the preparation of the Petrofund Information Circular and provide to Petrofund, in a timely and expeditious manner, all information as may be reasonably requested by Petrofund with respect to Penn West and the Penn West ExploreCo Assets for inclusion in the Petrofund Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Petrofund to meet the standard referred to in Section 3.2(o) with respect to Penn West, the Arrangement and the transactions to be considered at the Petrofund Meeting;

(p) Penn West shall indemnify and save harmless Petrofund and the directors, officers and agents of Petrofund and PC, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Petrofund or PC, or any director, officer or agent thereof, may be subject or which Petrofund or PC, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

   (i) any misrepresentation or alleged misrepresentation in the Penn West Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

   (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Penn West Information Circular or in any material filed by or on behalf of Penn West in compliance or

intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Penn West Units; and

(iii) Penn West not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Penn West shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Petrofund Information included in the Penn West Information Circular or the negligence of Petrofund;

(q) except for proxies and other non-substantive communications with securityholders, Penn West will furnish promptly to Petrofund or Petrofund's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Penn West in connection with: (i) the Arrangement, (ii) the Penn West Meeting, (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby, and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(r) Penn West shall solicit proxies to be voted at the Penn West Meeting in favour of matters to be considered at the Penn West Meeting, including the Merger Resolution and the ExploreCo Resolutions; provided that Penn West shall not be required to engage a proxy solicitation agent for such purpose;

(s) Penn West shall conduct the Penn West Meeting in accordance with the Penn West Trust Indenture and any instrument governing the Penn West Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by Applicable Laws;

(t) Penn West will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Penn West in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(u) Penn West will use its reasonable commercial efforts to obtain approval for the listing of the Penn West Units issuable pursuant to the Arrangement on the TSX and on the NYSE and, in connection with its listing of such units on the NYSE, register the Penn West Units pursuant to Section 12 of the U.S. Exchange Act and file or furnish, as applicable, all documentation with the SEC as required to effect, and comply with, such registration;

(v) for so long as (i) any "affiliate" (as such term is defined in Rule 405 under the U.S. Securities Act) of Petrofund (determined immediately prior to the Closing Time) holds Penn West Units that were received in exchange for its Petrofund Units pursuant to the Arrangement and (ii) the provisions of Rule 145(d)(2) or (3) under the U.S. Securities Act are not available for the resale of such Penn West Units by such affiliate within the United States, Penn West shall make available adequate current public information with respect to Penn West as contemplated by Rule 144(c) under the U.S. Securities Act;

(w) Penn West shall use its reasonable commercial efforts to expeditiously organize its affairs so as to enable it to comply with the applicable provisions of the *Sarbanes-Oxley Act of 2002* within the time periods required for such compliance;

(x) in the event that dissent rights are given to Penn West Unitholders under the terms of the Interim Order, Penn West shall promptly advise Petrofund of the number of Penn West Units

for which Penn West receives notices of dissent or written objections to the Arrangement and provide Petrofund with copies of such notices and written objections;

(y) prior to the Effective Date, Penn West will cooperate with Petrofund in making application to list on the TSX the ExploreCo Common Shares issuable pursuant to the Arrangement, the ExploreCo Incentive Plan, the ExploreCo Private Placement and the exercise of the ExploreCo Warrants;

(z) on or prior to the mailing of the Information Circulars, Penn West will deliver to Petrofund executed Penn West Support Agreements from each of the directors and officers of PWPL; and

(aa) Penn West shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.2 Covenants of Petrofund and PC

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Penn West (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a) Petrofund's affairs and the business of PC and each of its other Subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(b) Petrofund shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents, (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, trust units, shares or property) in respect of its outstanding trust units other than regular monthly cash distributions on the Petrofund Units of an amount equal to $0.20 per Petrofund Unit and the Petrofund Special Distribution contemplated by Section 2.9 hereof, (iii) make any change to the days upon which it normally declares distribution record dates and distribution payment dates in respect of monthly cash distributions, (iv) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any trust units or other securities of Petrofund or any of its Subsidiaries (other than to Petrofund or any of its Subsidiaries), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units of Petrofund (other than on exercise of currently outstanding Petrofund Rights, to employees hired after the date hereof (in a manner consistent with past practice) or pursuant to the Petrofund DRIP), (v) redeem, purchase or otherwise acquire any of its outstanding trust units or other securities, other than redemptions required pursuant to the Petrofund Trust Indenture, (vi) split, combine or reclassify any of its trust units; (vii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Petrofund, or (viii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Petrofund will not, and will not permit any of its Subsidiaries to, directly or indirectly, do any of the following: (i) sell, pledge, dispose of or encumber any assets, except for production in the ordinary course of business, for consideration in excess of $10 million individually or in the aggregate (ii) expend or commit to expend amounts in respect of capital expenses in excess of $10 million individually or in the aggregate, except to the extent that such expenditures are set forth in the capital budget of Petrofund disclosed to Penn West prior to the date hereof, (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement and other transactions contemplated by this Agreement, (iv) reorganize, amalgamate, merge or otherwise combine Petrofund or any of its Subsidiaries with any other Person, (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof, which is not a Subsidiary or affiliate of Petrofund, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer with an acquisition cost in excess of $10 million individually or in the aggregate, (vi) acquire any assets with an acquisition cost in excess of $10 million individually or in the aggregate, (vii) incur any indebtedness for borrowed money in excess of the Petrofund Credit Facilities (including, for greater certainty, as such facilities may be amended or extended following the date of this Agreement) or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Arrangement, (viii) authorize, recommend or propose any release or relinquishment of any material contract right, (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document, (x) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Petrofund Financial Statements or otherwise in the ordinary course of business, (xi) enter into or terminate any hedges, swaps or other financial instruments or like transactions, (xii) enter into any agreements for the sale of production having a term of more than thirty (30) days, (xiii) enter into any material consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty, or (xiv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) except so as to permit the acceleration of the vesting of Petrofund Rights as contemplated by Section 2.6 and except as may be agreed in writing by the Parties, neither Petrofund nor any of its Subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) unless agreed in writing by the Parties, Petrofund shall not and shall cause each of its Subsidiaries to not: (i) grant any officer, director, employee or consultant an increase in compensation in any form (other than grants under the Petrofund LTIP and the Petrofund Restricted Unit Plan to be made to the executive officers of Petrofund in accordance with the terms of such plans as has been communicated to Penn West), (ii) grant any general salary increase, (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants,

(iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Petrofund Rights as contemplated by Section 2.6 hereof or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements, or (v) advance any loan to any officer or director of Petrofund or any of its Subsidiaries or any other party not at arm's length to Petrofund or any of its Subsidiaries;

(f) Petrofund shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) each of Petrofund and PC shall use its commercially reasonable efforts to cause the resignation of all of the directors and officers of PC at the Effective Time (and for such directors and officers to provide releases in form and substance satisfactory to Penn West and Petrofund, each acting reasonably);

(h) Petrofund and PC shall use its commercially reasonable efforts to ensure that all outstanding Petrofund Rights are either exercised, terminated, expired or surrendered prior to the Effective Time provided that Petrofund and PC shall not pay the holders any amount of consideration therefor nor shall they make any amendment to outstanding Petrofund Rights without the prior written consent of Penn West, except to permit the early vesting of Petrofund Rights and to cause the cancellation, termination, expiry or surrender of the Petrofund Rights prior to the Effective Time without payment therefor;

(i) Petrofund shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(j) Petrofund shall promptly notify Penn West in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Petrofund threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, or of any change in any representation or warranty provided by Petrofund in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Petrofund shall in good faith discuss with Penn West any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Petrofund, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Penn West pursuant to this provision;

(k) Petrofund shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the maximum amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(l) Petrofund shall use its reasonable commercial efforts to obtain the consent of its bankers (if required) and any other third party consents required for the transactions contemplated hereby and provide the same to Penn West on or prior to the Effective Date;

(m) Petrofund shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible following execution of this Agreement to the extent that the satisfaction of the same is within the control of Petrofund;

(n) Petrofund shall provide notice to Penn West of the Petrofund Meeting and allow Penn West's representatives to attend such meeting;

(o) subject to compliance by Penn West with Section 3.1(o), Petrofund will ensure that the Petrofund Information Circular provides Petrofund Unitholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Penn West Information and the ExploreCo Information in the Petrofund Information Circular in the form approved by Penn West and shall include or incorporate by reference, without limitation: (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws, (ii) the unanimous Unitholders and is in the best interests of Petrofund and Petrofund Unitholders, and include the unanimous recommendation of the Petrofund Board of Directors that the Petrofund Unitholders vote in favour of the Merger Resolution and the ExploreCo Resolutions, and (iii) the fairness opinion of Petrofund's financial advisor dated as of the date of the Petrofund Information Circular that the consideration to be received by the Petrofund Unitholders under the Arrangement is fair, from a financial point of view, to Petrofund Unitholders; provided that, notwithstanding the covenants of Petrofund in this subsection, prior to the completion of the Arrangement, the Petrofund Board of Directors may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the Petrofund Board of Directors and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1;

(p) Petrofund will assist Penn West in the preparation of the Penn West Information Circular and provide to Penn West, in a timely and expeditious manner, all information as may be reasonably requested by Penn West with respect to Petrofund and the Petrofund ExploreCo Assets for inclusion in the Penn West Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Penn West to meet the standard referred to in Section 3.1(n) with respect to Petrofund, the Arrangement and the transactions to be considered at the Penn West Meeting;

(q) Petrofund shall indemnify and save harmless Penn West and the directors, officers and agents of Penn West and PWPL, as applicable, from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Penn West or PWPL, or any director, officer or agent thereof, may be subject or which Penn West or PWPL, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Petrofund Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Petrofund Information Circular or in any material filed by or on behalf of Petrofund in compliance or intended compliance with Applicable Canadian Securities Laws, which prevents or restricts the trading in the Petrofund Units; and

(iii) Petrofund not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Petrofund shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Penn West Information included in the Petrofund Information Circular or the negligence of Penn West;

(r) except for proxies and other non-substantive communications with securityholders, Petrofund will furnish promptly to Penn West or Penn West's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Petrofund in connection with: (i) the Arrangement, (ii) the Petrofund Meeting, (iii) any filings under Applicable Laws in connection with the transactions contemplated hereby, and (iv) any dealings with Governmental Entities in connection with the transactions contemplated hereby;

(s) Petrofund shall solicit proxies to be voted at the Petrofund Meeting in favour of matters to be considered at the Petrofund Meeting, including the Merger Resolution and the ExploreCo Resolutions provided that Petrofund shall not be required to engage a proxy solicitation agent for such purpose;

(t) Petrofund shall conduct the Petrofund Meeting in accordance with the Petrofund Trust Indenture and any instrument governing the Petrofund Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(u) Petrofund will make all necessary filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, required to be made on the part of Petrofund in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(v) in the event that dissent rights are given to Petrofund Unitholders under the terms of the Interim Order, Petrofund shall promptly advise Penn West of the number of Petrofund Units for which Petrofund receives notices of dissent or written objections to the Arrangement and provide Penn West with copies of such notices and written objections;

(w) prior to the Effective Date, Petrofund will cooperate with Penn West in making application to list the Penn West Units issuable pursuant to the Arrangement on the TSX and on the NYSE;

(x) on or prior to the mailing of the Information Circulars, Petrofund will deliver to Penn West executed Petrofund Support Agreements from each of the directors and officers of PC; and

(y) Petrofund shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Penn West, PWPL, Petrofund and PC will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to, not less than one week prior to the Effective Date, agree to the list of ExploreCo Offered Employees and the Continued Employees and the amounts payable in respect of severance obligations to those Petrofund Employees who will not be ExploreCo Offered Employees or Continued Employees, if any and to, on or before the Effective Date, cause offers or confirmations of employment, as applicable, to be made to the ExploreCo Offered Employees and the Continued Employees, as applicable;

(c) to identify up to three nominees (the "**Petrofund Nominees**") from the current board of directors of PC to be elected to the board of directors of PWPL and to include as part of the Merger Resolution submitted to the Penn West Unitholders for approval, a resolution to elect such Petrofund Nominees to the board of PWPL;

(d) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(e) to effect all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement, and each of Penn West and Petrofund will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of PWPL and PC, subject in all cases to the Confidentiality Agreement;

(f) reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement in a tax effective manner (including the use of a corporation with existing tax losses to act as ExploreCo), and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that such Party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders;

(g) use their reasonable commercial efforts to cause the mailing of the Information Circular to their respective securityholders (the "**Mailing Date**") to occur as soon as reasonably practicable following the date hereof and in any event by June 2, 2006; and

(h) use their reasonable commercial efforts to obtain approval for the listing on the TSX of the ExploreCo Common Shares issuable pursuant to the Arrangement, the ExploreCo Incentive Plan, the ExploreCo Private Placement and the ExploreCo Warrants.

3.4 Mutual Covenants Regarding Non-Solicitation

(a) Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such Party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other Person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition

Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator or manager of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and the constating documents of the Receiving Party (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the Person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or Section 9.1(f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable, to the Other Party.

(c) Each Party in receipt of a Superior Proposal (a "**Receiving Party**") shall give the other Party (the "**Responding Party**"), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or

enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the Penn West Units or Petrofund Units, as applicable, (the "**Receiving Party Securities**") shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Confidential Information**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Penn West shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Petrofund shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 Provision of Information; Access

(a) From and after the date hereof, Petrofund shall provide Penn West and its representatives access, during normal business hours and at such other time or times as Penn West may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Penn West all information concerning its business, properties and personnel as Penn West may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Penn West to be in a position to expeditiously and efficiently integrate the business and operations of each of Petrofund and Penn West immediately upon but not prior to the Effective Date.

(b) From and after the date hereof, Penn West shall provide Petrofund and its representatives access, during normal business hours and at such other time or times as Petrofund may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Petrofund all information concerning its business, properties and personnel as Petrofund may reasonably request, which information shall remain subject to the Confidentiality Agreement, in order to permit Petrofund to be in a position to expeditiously and efficiently integrate the business and operations of each of Petrofund and Penn West immediately upon but not prior to the Effective Date.

ARTICLE 4
EXPLORECO PRIVATE PLACEMENT AND INCENTIVE PLAN

4.1 ExploreCo Private Placement

Subject to receipt of all necessary approvals including the approval of the ExploreCo Resolutions at the Penn West Meeting and the Petrofund Meeting, prior to the completion of the Arrangement, ExploreCo FinCo shall complete the ExploreCo Private Placement.

4.2 ExploreCo Incentive Plan

Subject to receipt of all necessary approvals, including the approval of the ExploreCo Resolutions at the Penn West Meeting and the Petrofund Meeting, ExploreCo shall adopt the ExploreCo Incentive Plan.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of Penn West

Penn West and PWPL hereby jointly and severally make the representations and warranties set forth in this Section 5.1 to and in favour of Petrofund and PC and acknowledge that each of Petrofund and PC is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Penn West is a trust duly created and validly existing under the Laws of the Province of Alberta and has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. PP is a partnership duly created and validly existing under the Laws of the Province of Alberta, the partners of which have the requisite partnership power and authority to own the assets and to carry on its business on behalf of PP as now conducted by PP. PWPL is a corporation duly amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Penn West Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Penn West Parties. Copies of the constating documents of the Penn West Parties (including the Penn West Material Agreements) provided to PC, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. PWPL has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Penn West, as applicable, and each of Penn West and PWPL has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Penn West and PWPL of the Arrangement have been duly authorized by the Penn West Board of Directors and, subject to the requisite approval of the Penn West Unitholders, no other proceedings on the part of Penn West or PWPL are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Penn West and PWPL and constitutes a legal, valid and binding obligation of each of Penn West and PWPL enforceable against them in accordance with its terms, subject to the qualification that such enforceability

may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Penn West has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed in the Penn West Disclosure Letter, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Penn West and PWPL nor the consummation of the Arrangement nor compliance by the Penn West Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Penn West Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Penn West Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Penn West Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Penn West Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Penn West Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Penn West Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Penn West Parties taken as a whole, or significantly impede the ability of the Penn West Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Penn West Parties; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement, and except for the requisite approval of Penn West Unitholders, (A) there is no legal impediment to the Penn West Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Penn West Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Penn West Parties, or significantly impede the ability of the Penn West Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of PWPL, threatened or for which there is a reasonable basis, affecting or that would affect the Penn West Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the

Penn West Parties which, if successful, would have a Material Adverse Effect on the Penn West Parties, or would significantly impede the ability of the Penn West Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in the Penn West Disclosure Letter:

(i) All Tax Returns required to be filed by or on behalf of any Penn West Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Penn West Parties with respect to items or periods covered by such Tax Returns;

(ii) Penn West has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after December 31, 2005, Petrofund has been furnished by Penn West true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Penn West Party or on behalf of any Penn West Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Penn West Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Penn West or any of its Subsidiaries;

(v) none of Penn West or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Penn West and PWPL, has such an event been asserted or threatened against Penn West or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Penn West Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Penn West or its Material Subsidiaries. No audit by tax authorities of Penn West or its Material Subsidiaries is in process or pending, to the knowledge of Penn West; and

(vi) Penn West has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Penn West and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Penn West or its Material Subsidiaries.

(g) Reporting Issuer Status. Penn West is a reporting issuer (where such concept exists) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec and New Brunswick and is in material compliance with all Applicable Canadian Securities Laws therein and the Penn West Units are listed and posted for trading on the TSX and Penn West is in material compliance with the rules of the TSX. As of the date of this Agreement (i) the Penn West Units are not a class of securities registered or required to be registered pursuant to Section 12 of the U.S. Exchange Act, and (ii) Penn West reasonably believes that there is not

"substantial market interest" (as such term is defined in Regulation S under the U.S. Securities Act) with respect to such class of securities.

(h) Capitalization. As of the date hereof, the authorized capital of Penn West consists of an unlimited number of Penn West Units and an unlimited number of Special Voting Units (as defined in the Penn West Trust Indenture). As of the date hereof, there were issued and outstanding approximately 164.2 million Penn West Units and nil Special Voting Units. Other than: (i) the Penn West Rights and 16.1 million Penn West Units reserved for issuance pursuant to the Penn West Rights under the Penn West Incentive Plan and Penn West Savings Plan, and (ii) Penn West Units which may be issued pursuant to the Penn West DRIP (the securities listed in subsections 5.1(h)(i) and (ii) are collectively, the "**Penn West Units Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Penn West of any securities of Penn West (including Penn West Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Penn West (including Penn West Units). All outstanding Penn West Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Penn West Units issuable pursuant to the Penn West Units Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Penn West is the beneficial direct or indirect owner of all of the outstanding shares and partnership units, as applicable, of the Material Subsidiaries of Penn West with good title thereto free and clear of any and all encumbrances, There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Penn West Parties (other than Penn West) of any securities of the Penn West Parties (other than Penn West) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Penn West Parties (other than Penn West). All outstanding securities of the Penn West Parties (other than Penn West) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Penn West Units or any other securities of Penn West has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Penn West and PWPL, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Penn West Parties' affairs or businesses, as applicable, and PWPL, except for those agreements disclosed in the Public Record, disclosed in the Penn West Disclosure Letter or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Penn West Party that is a party thereto is not in material default under any such agreements.

(l) Filings. Penn West has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PWPL will deliver to PC, as soon as they become

available, true and complete copies of any material reports or statements required to be filed by Penn West with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Petrofund Parties, as to which Penn West and PWPL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2006, other than as disclosed in the Public Record: (i) the Penn West Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Penn West, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Penn West Parties taken as a whole.

(n) Books and Records. The records and minute books of the Penn West Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Penn West Financial Statements, (ii) Penn West's Annual Information Form dated March 24, 2006 (including all documents incorporated by reference therein), (iii) all Penn West press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, and (iv) all prospectuses or other offering documents used by Penn West in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Penn West Financial Statements and other financial statements of Penn West included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Penn West's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and cash flows of Penn West on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Penn West on a consolidated basis. There has been no material change in Penn West accounting policies, except as described in the notes to the Penn West Financial Statements, since January 1, 2006.

(p) Absence of Undisclosed Liabilities. The Penn West Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Penn West Financial Statements (the **"Penn West Balance Sheets"**);

(ii) those incurred in the ordinary course of business and not required to be set forth in the Penn West Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the Penn West Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in the Penn West Disclosure Letter or in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Penn West Party, nor has any Penn West Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Penn West. All operations of the Penn West Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Penn West Parties, taken as a whole. The Penn West Parties are not subject to nor are Penn West or PWPL aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Penn West Parties, *including, without limitation*, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on the Penn West Parties.

(r) Title. Although they do not warrant title, except as disclosed in the Penn West Disclosure Letter, neither Penn West nor PWPL has any knowledge or is aware of any defects, failures or impairments in the title of the Penn West Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of the Penn West Parties, or (iii) the current consolidated cash flow of the Penn West Parties.

(s) Licences. Except as disclosed in the Public Record, each of the Penn West Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Penn West Parties.

(t) Compliance with Laws. Each of the Penn West Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Penn West Parties or on the ability of the Penn West Parties to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Petrofund in the Penn West Disclosure Letter, none of the Penn West Parties has

any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Penn West Board of Directors received a verbal opinion on April 15, 2006 from Scotia Capital Inc. that the consideration to be provided by Penn West to the Petrofund Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Penn West Unitholders and expects to receive a written fairness opinion to the same effect prior to the mailing of the Information Circulars for inclusion therein (the "**Penn West Fairness Opinion**").

(w) Employee Benefit Plans. Penn West will make available to Petrofund true, complete and correct copies of each employee benefits plan (the "**Penn West Plans**") covering active, former or retired employees of the Penn West Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Penn West Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Penn West Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Penn West and PWPL, there are no pending or anticipated material claims against or otherwise involving any of the Penn West Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Penn West Plan activities) has been brought against or with respect to any Penn West Plan, (v) all material contributions, reserves or premium payments required to be made to the Penn West Plans have been made or provided for, and (vi) no Penn West Party has any material obligations for retiree health and life benefits under any Penn West Plan.

(x) Insurance. Policies of insurance are in force as of the date hereof naming a Penn West Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Penn West Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) Indebtedness To and By Officers, Directors and Others. None of the Penn West Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Penn West Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Penn West Parties.

(z) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Penn West Party is a party or by which it

is otherwise bound that would now or hereafter in any way limit the business or operations of any Penn West Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Penn West Party from engaging in this business or from competing with any Person or in any geographic area.

(aa) Guarantees and Indemnification. Other than as disclosed in writing to Petrofund in the Penn West Disclosure Letter or in the Public Record, no Penn West Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Penn West Party.

(bb) Information to Independent Engineer. Penn West and PWPL have no reason to believe that the report prepared by GLJ dated March 10, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Penn West and PWPL as of December 31, 2005 (the "**Penn West Report**") and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Penn West Information Circular, whether in addition to or as a replacement to the Penn West Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Penn West and PWPL have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Penn West has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of Penn West and PWPL, in each case as at the effective dates of such reports, and, in particular, all material information respecting the interests of Penn West and PWPL interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc) No Insider Rights. No director, officer, insider or other party not at arm's length to any Penn West Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Penn West Party.

(dd) Disclosure. The data and information in respect of the Penn West Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Penn West to or on behalf of Petrofund was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) Debt. As at March 31, 2006, Penn West's long-term debt, bank debt and working capital deficiency did not, in the aggregate, exceed $720 million exclusive of any hedging obligations.

(ff) No Defaults under Leases and Agreements. Except as disclosed in writing to Petrofund in the Penn West Disclosure Letter:

(i) no Penn West Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Penn West Parties' oil and gas assets to which a Penn West Party is a party or by or to which a Penn West Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Penn West Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg) No Encumbrances. None of the Penn West Parties has encumbered or alienated its interest in the Penn West Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Penn West Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Petrofund in the Penn West Disclosure Letter.

(hh) No Reduction of Interests. Except as disclosed in writing to Petrofund in the Penn West Disclosure Letter and except as is reflected in the Penn West Report, none of the Penn West Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Penn West Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Penn West Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner

except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Penn West Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Penn West Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Penn West Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk) Operation and Condition of Wells. All wells in which any of the Penn West Parties holds an interest:

(i) for which any of the Penn West Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii) for which none of the Penn West Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll) Operation and Condition of Tangibles. The Penn West Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Penn West Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a Penn West Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Penn West Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the Penn West Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Penn West Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Penn West Financial Statements in excess of $5 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Petrofund.

(nn) Brokers and Finders. The Penn West Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Petrofund), except for those advisors which have been retained by Penn West as financial advisors in connection with certain matters including the transactions contemplated hereby. After the payment of such financial obligations to Penn West's financial advisors, the Penn West Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(oo) Employment and Officer Obligations. Other than PWPL's existing employee health and benefit plans, employee savings plans, pension obligations or as disclosed in writing to Petrofund in the Penn West Disclosure Letter, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Penn West Parties. Except as otherwise agreed by the Parties, the obligations of the Penn West Parties under any employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Penn West incentive plan, arising out of or in connection with the Arrangement, shall be nil.

(pp) Confidentiality Agreements. All agreements entered into by Penn West with persons other than Petrofund regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Penn West or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Penn West has not waived the standstill or other provisions of any of such agreements.

(qq) Outstanding Acquisitions. The Penn West Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $2 million for any one agreement to purchase or $5 million in the aggregate.

(rr) Mutual Fund Trust. Penn West is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(ss) Place of Principal Offices. The principal offices of the Penn West Parties are not located within the United States.

(tt) Location of Assets and U.S. Sales. The assets and property of the Penn West Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Penn West's most recent completed fiscal year.

(uu) Foreign Private Issuer. Penn West is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(vv) Investment Company. To its knowledge and awareness, and without investigation, Penn West is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(ww) Investment Canada Act. Penn West is not a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada).

(xx) Board Approval. Subject to the delivery of the Penn West Fairness Opinion, the Penn West Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Penn West and the Penn West Unitholders, and has unanimously determined that the Arrangement is fair to Penn West Unitholders and has resolved to unanimously recommend approval of the Arrangement and the ExploreCo Resolutions by Penn West Unitholders. In addition, the Penn West Board of Directors has unanimously determined to recommend to the Penn West Trustee that Penn West's distribution record date for June 2006 (and July 2006, if required) be changed in the manner permitted by Section 3.1(b)(iii) of this Agreement.

(yy) Penn West Disclosure Letter. The matters disclosed to Petrofund in the Penn West Disclosure Letter remain true and correct as of the date hereof.

(zz) Disclosure. To the knowledge of Penn West, Penn West has not withheld from Petrofund any material information or documents concerning Penn West or any of its Subsidiaries or their respective assets or liabilities during the course of Petrofund's review of Penn West and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Petrofund by Penn West pursuant hereto (including without limitation, any matter disclosed by Penn West in the Penn West Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aaa) Off-Balance Sheet Arrangements. Penn West does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

5.2 Representations and Warranties of Petrofund

Each of Petrofund and PC hereby jointly and severally make the representations and warranties set forth in this Section 5.2 to and in favour of Penn West and PWPL and acknowledge that each of Penn West and PWPL is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Organization and Qualification. Petrofund is a trust duly created and validly existing under the Laws of the Province of Ontario and AVT is a trust duly created and validly existing under the Laws of the Province of Alberta and each has the requisite trust power and authority to own its assets and to conduct its affairs as now conducted. PC is a corporation duly incorporated or amalgamated and validly existing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of the Petrofund Parties is duly registered to conduct its affairs or do business, as applicable, in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the Petrofund Parties. Copies of the constating documents of the Petrofund Parties (including the Petrofund

Material Agreements) provided to PWPL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded.

(b) Authority Relative to this Agreement. PC has the requisite corporate power and authority to execute this Agreement, in its own capacity and in its capacity as administrator of Petrofund, as applicable, and each of Petrofund and PC has the requisite trust or corporate power and authority, as applicable, to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Petrofund and PC of the Arrangement have been duly authorized by the Petrofund Board of Directors and, subject to the requisite approval of the Petrofund Unitholders, no other proceedings on the part of Petrofund or PC are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by each of Petrofund and PC and constitutes a legal, valid and binding obligation of each of Petrofund and PC enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c) Subsidiaries. Petrofund has no Subsidiaries (other than the Material Subsidiaries) that are material to its business, operation or financial condition.

(d) No Violations. Except as disclosed to Penn West in the Petrofund Disclosure Letter, or as contemplated by this Agreement:

(i) neither the execution and delivery of this Agreement by Petrofund and PC nor the consummation of the Arrangement nor compliance by the Petrofund Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Petrofund Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the Petrofund Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any Petrofund Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Petrofund Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Petrofund Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Petrofund Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Petrofund Parties taken as a whole, or significantly impede the ability of the Petrofund Parties to consummate the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the Petrofund Parties; and

(ii) other than in connection with or in compliance with the provisions of Applicable Laws or which are required to be filed post Arrangement, and except for the requisite

approval of Petrofund Unitholders, (A) there is no legal impediment to the Petrofund Parties' consummation of the Arrangement, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Petrofund Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the Petrofund Parties, or significantly impede the ability of the Petrofund Parties to consummate the Arrangement.

(e) Litigation. There are no actions, suits or proceedings in existence or pending or, to the knowledge of PC, threatened or for which there is a reasonable basis, affecting or that would affect the Petrofund Parties or affecting or that would affect any of their respective property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the Petrofund Parties which, if successful, would have a Material Adverse Effect on the Petrofund Parties, or would significantly impede the ability of the Petrofund Parties to consummate the Arrangement.

(f) Taxes, etc. Except as disclosed in the Petrofund Disclosure Letter:

(i) all Tax Returns required to be filed by or on behalf of any Petrofund Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any Petrofund Parties with respect to items or periods covered by such Tax Returns;

(ii) Petrofund has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2005 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP;

(iii) for all periods ended on and after December 31, 2005, Penn West has been furnished by Petrofund true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements or correspondence concerning assessments or audits pursuant to which a taxing authority has proposed amendments to previously filed returns received by any Petrofund Party or on behalf of any Petrofund Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each Petrofund Party;

(iv) no material deficiencies exist or have been asserted with respect to Taxes of Petrofund or any of its Subsidiaries;

(v) none of Petrofund or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Petrofund and PC, has such an event been asserted or threatened against Petrofund or its Material Subsidiaries or any of their respective assets that would have a Material Adverse Effect on the Petrofund Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of Petrofund or its Material Subsidiaries. No audit by tax authorities of Petrofund or its Material Subsidiaries is in process or pending, to the knowledge of Petrofund; and

(vi) Petrofund has provided adequate accruals in its consolidated financial statements in accordance with GAAP for the period ended December 31, 2005 (or such amounts are fully funded) for all pension or other employee benefit obligations of Petrofund and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Petrofund or its Material Subsidiaries.

(g) Reporting Issuer Status. Petrofund is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all Applicable Canadian Securities Laws therein. The Petrofund Units are registered pursuant to Section 12 of the U.S. Exchange Act and Petrofund is in material compliance with all applicable U.S. Securities Laws, including the *Sarbanes Oxley Act of 2002*. The Petrofund Units are listed and posted for trading on the TSX and the AMEX and Petrofund is in material compliance with the rules of the TSX and AMEX.

(h) Capitalization. As of the date hereof, the authorized capital of Petrofund consists of an unlimited number of Petrofund Units and an unlimited number of Special Voting Rights (as defined in the Petrofund Trust Indenture). As of the date hereof, there were issued and outstanding 117.2 million Petrofund Units and one Petrofund Special Voting Unit. Other than: (i) the Petrofund Rights and up to 2,017,234 Petrofund Units issuable pursuant to the Petrofund Rights under the Petrofund Incentive Plans, (ii) the Petrofund Exchangeable Shares and 356,147 Petrofund Units issuable pursuant to such shares (based on the exchange ratio as of May 23, 2006), (iii) Petrofund Units which may be issued pursuant to the Petrofund DRIP (the securities listed in subsection 5.2(h)(i) through (iii) are collectively, the "**Petrofund Securities Instruments**"), there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Petrofund of any securities of Petrofund (including Petrofund Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Petrofund (including Petrofund Units). All outstanding Petrofund Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Petrofund Units issuable pursuant to the Petrofund Securities Instruments in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i) Ownership of Subsidiaries. As of the date hereof, Petrofund is the beneficial direct or indirect owner of all of the outstanding shares and trust units, as applicable, of the Material Subsidiaries of Petrofund with good title thereto free and clear of any and all encumbrances, except for security interests in such securities for the benefit of the lenders under the Petrofund Credit Facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the Petrofund Parties (other than Petrofund) of any securities of the Petrofund Parties (other than Petrofund) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the Petrofund Parties (other than Petrofund). All outstanding securities of the Petrofund Parties (other than Petrofund) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j) No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Petrofund Units or any other securities of Petrofund has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose

have been instituted, are pending or, to the knowledge of Petrofund and PC, are contemplated or threatened under any Applicable Laws or by any other regulatory authority.

(k) Material Agreements. There are no agreements material to the conduct of the Petrofund Parties' affairs or businesses, as applicable, and PC, except for those agreements disclosed in the Public Record, disclosed in the Petrofund Disclosure Letter or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the Petrofund Party that is a party thereto is not in material default under any such agreements.

(l) Filings. Petrofund has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all Applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. PC will deliver to PWPL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by Petrofund with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the Penn West Parties, as to which Petrofund and PC make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all Applicable Laws.

(m) No Material Adverse Change. Since January 1, 2006, other than as disclosed in the Public Record: (i) the Petrofund Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Petrofund, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the Petrofund Parties taken as a whole.

(n) Books and Records. The records and minute books of the Petrofund Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(o) Reports. As of their respective dates: (i) the Petrofund Financial Statements, (ii) Petrofund's Annual Information Form dated March 15, 2006 (including all documents incorporated by reference therein), (iii) Petrofund's information circular and proxy statement for the annual meeting of Petrofund Unitholders on April 19, 2006, (iv) all Petrofund press releases, material change reports, business acquisition reports or similar documents filed with the Securities Authorities since January 1, 2006, (v) Petrofund's annual report on Form 40-F filed with the SEC on March 20, 2006, and (vi) all prospectuses or other offering documents used by Petrofund in the offering of its securities or filed with the Securities Authorities since January 1, 2006, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Petrofund Financial Statements and other financial statements of Petrofund included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Petrofund's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly

in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Petrofund on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Petrofund on a consolidated basis. There has been no material change in Petrofund accounting policies, except as described in the notes to the Petrofund Financial Statements, since January 1, 2006.

(p) Absence of Undisclosed Liabilities. The Petrofund Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i) those set forth or adequately provided for in the balance sheets and associated notes thereto included in the Petrofund Financial Statements (the "**Petrofund Balance Sheets**");

(ii) those incurred in the ordinary course of business and not required to be set forth in the Petrofund Balance Sheets under GAAP;

(iii) those incurred in the ordinary course of business since the dates of the Petrofund Balance Sheets and consistent with past practice; and

(iv) those incurred in connection with the execution of this Agreement.

(q) Environmental. Except as disclosed in the Petrofund Disclosure Letter or than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any Petrofund Party, nor has any Petrofund Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on Petrofund. All operations of the Petrofund Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the Petrofund Parties, taken as a whole. The Petrofund Parties are not subject to nor are Petrofund or PC aware of:

(i) any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii) any demand or notice with respect to the breach of any Environmental Laws applicable to the Petrofund Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances,

which would have a Material Adverse Effect on the Petrofund Parties.

(r) Title. Although they do not warrant title, except as disclosed in the Petrofund Disclosure Letter, neither Petrofund nor PC has any knowledge or is aware of any defects, failures or impairments in the title of the Petrofund Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets, (ii) the current production volumes of the Petrofund Parties, or (iii) the current consolidated cash flow of the Petrofund Parties.

(s) Licences. Except as disclosed in the Public Record, each of the Petrofund Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such licences, permits, certificates, consents, orders, grants and other authorizations the absence of which would not have a Material Adverse Effect on the Petrofund Parties.

(t) Compliance with Laws. Each of the Petrofund Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the Petrofund Parties or on the ability of the Petrofund Parties to consummate the Arrangement.

(u) Long Term and Derivative Transactions. Except as disclosed in the Public Record or as disclosed to Penn West in the Petrofund Disclosure Letter, none of the Petrofund Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v) Fairness Opinion. The Petrofund Board of Directors received a verbal opinion on April 16, 2006 from CIBC World Markets Inc. that the consideration to be received by Petrofund Unitholders in connection with the Arrangement is fair, from a financial point of view, to the Petrofund Unitholders and expects to receive a written fairness opinion to the same effect prior to the mailing of the Information Circulars for inclusion therein (the "**Petrofund Fairness Opinion**").

(w) Employee Benefit Plans. Petrofund will make available to Penn West true, complete and correct copies of each employee benefits plan (the "**Petrofund Plans**") covering active, former or retired employees of the Petrofund Parties, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Petrofund Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor, (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof, (iii) each Petrofund Plan that is required or intended to be qualified under Applicable Law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval, (iv) to the knowledge of Petrofund and PC, there are no pending or anticipated material claims against or otherwise involving any of the Petrofund Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Petrofund Plan activities) has been brought against or with respect to any Petrofund Plan, (v) all material contributions, reserves or premium payments required to be made to the Petrofund Plans have been made or provided for, and (vi) no Petrofund Party has any material obligations for retiree health and life benefits under any Petrofund Plan.

(x) Insurance. Policies of insurance are in force as of the date hereof naming a Petrofund Party as an insured that adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the Petrofund Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y) Indebtedness To and By Officers, Directors and Others. None of the Petrofund Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm's length to any Petrofund Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the Petrofund Parties.

(z) No Limitation. There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any Petrofund Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any Petrofund Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any Petrofund Party from engaging in this business or from competing with any Person or in any geographic area.

(aa) Guarantees and Indemnification. Other than as disclosed in writing to Penn West in the Petrofund Disclosure Letter or in the Public Record, no Petrofund Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements and in the ordinary course provided to service providers) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other Person, other than guarantees of obligations of any other Petrofund Party.

(bb) Information to Independent Engineer. Petrofund and PC have no reason to believe that the report prepared by GLJ dated February 9, 2006 and effective as at December 31, 2005, evaluating the crude oil, natural gas liquids and natural gas reserves and future net production revenues attributable to the properties of Petrofund as of December 31, 2005 (the "**Petrofund Report**"), and, if applicable, any updates to such report or any other reserve evaluation reports which may be, or be deemed to be, included or incorporated by reference in the Petrofund Information Circular, whether in addition to or as a replacement for the Petrofund Report was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, Petrofund and PC have no knowledge of a Material Adverse Change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. Petrofund has provided to GLJ all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the Petrofund Parties, in each case as at the effective dates of such reports, and, in particular, all material information respecting the Petrofund Parties' interests in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no Material Adverse Change in any of the material information so provided since the date thereof.

(cc) No Insider Rights. No director, officer, insider or other party not at arm's length to any Petrofund Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any Petrofund Party.

(dd) Disclosure. The data and information in respect of the Petrofund Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of Petrofund to or on behalf of Penn West was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee) Debt. As at March 31, 2006, Petrofund's long-term debt, bank debt and working capital deficiency did not, in the aggregate, exceed $475 million exclusive of any hedging obligations.

(ff) No Defaults under Leases and Agreements. Except as disclosed in writing to Penn West in the Petrofund Disclosure Letter:

(i) no Petrofund Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the Petrofund Parties' oil and gas assets to which a Petrofund Party is a party or by or to which a Petrofund Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect; and

(ii) to their knowledge:

(A) each of the Petrofund Parties is in good standing under all, and is not in default under any; and

(B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(gg) No Encumbrances. None of the Petrofund Parties has encumbered or alienated its interest in the Petrofund Parties' oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances securing the Petrofund Credit Facilities and derivative transactions with the lenders (and other affiliates) thereunder or encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta, Saskatchewan or Manitoba) or those arising in the ordinary course of business, which are not material in the aggregate or have been disclosed in writing to Penn West in the Petrofund Disclosure Letter.

(hh) No Reduction of Interests. Except as disclosed in writing to Penn West in the Petrofund Disclosure Letter and except as is reflected in the Petrofund Report, none of the Petrofund Parties' oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a Petrofund Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(ii) Royalties, Rentals and Taxes Paid. All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the Petrofund Parties' oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner except to the extent that such non-payment would not in the aggregate have a Material Adverse Effect.

(jj) Production Allowables and Production Penalties.

(i) None of the wells in which any of the Petrofund Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the Petrofund Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

(ii) None of the Petrofund Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not in the aggregate have a Material Adverse Effect.

(kk) Operation and Condition of Wells. All wells in which any of the Petrofund Parties holds an interest:

(i) for which any of the Petrofund Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law; and

(ii) for which none of the Petrofund Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(ll) Operation and Condition of Tangibles. The Petrofund Parties' tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i) for which any of the Petrofund Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which a Petrofund Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii) for which none of the Petrofund Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Law during all periods in which none of the Petrofund Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Law would not in the aggregate have a Material Adverse Effect.

(mm) Outstanding AFEs. There are no outstanding authorizations for expenditure pertaining to any of the Petrofund Parties' oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent Petrofund Financial Statements in excess of $2.5 million for each such commitment, approval or authorization other than pursuant to the 2006 capital budget disclosed in writing to Penn West.

(nn) Brokers and Finders. The Petrofund Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated (except as disclosed to Penn West), except for those advisors which have been retained by Petrofund as financial advisors in connection with certain matters including the transactions contemplated hereby. After the payment of such financial obligations to Petrofund's financial advisors, the Petrofund Parties will not have any continuing obligations to such advisors other than those related to indemnification, confidentiality and the payment of expenses.

(oo) Employment and Officer Obligations. Other than the Petrofund Employment Agreements, PC's existing health plan, pension obligations or as disclosed in writing to Penn West in the Petrofund Disclosure Letter, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the Petrofund Parties. The obligations of Petrofund Parties under the Petrofund Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any Petrofund incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Petrofund Disclosure Letter.

(pp) Confidentiality Agreements. All agreements entered into by Petrofund with persons other than Penn West regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of Petrofund or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and Penn West has not waived the standstill or other provisions of any of such agreements.

(qq) Outstanding Acquisitions. The Petrofund Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed in excess of $2 million individually or $5 million in the aggregate.

(rr) Mutual Fund Trust. Petrofund is a "mutual fund trust" and a "unit trust" within the meaning of the ITA.

(ss) Place of Principal Offices. The principal offices of the Petrofund Parties are not located within the United States.

(tt) Location of Assets and U.S. Sales. The assets and property of the Petrofund Parties are located outside the United States and did not generate sales in or into the United States exceeding U.S.$50 million during Petrofund's most recent completed fiscal year.

(uu) Foreign Private Issuer. Petrofund is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(vv) Investment Company. To its knowledge and awareness, and without investigation, Petrofund is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended.

(ww) Investment Canada Act. Petrofund is a "non-Canadian" within the meaning of the *Investment Canada Act* (Canada).

(xx) Board Approval. Subject to the delivery of the Petrofund Fairness Opinion by CIBC World Markets Inc., the Petrofund Board of Directors has unanimously approved the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Petrofund and the Petrofund Unitholders, and has unanimously determined that the Arrangement is fair to Petrofund Unitholders and has resolved to unanimously recommend approval of the Arrangement and the ExploreCo Resolutions by Petrofund Unitholders.

(yy) Petrofund Disclosure Letter. The matters disclosed to Penn West in the Petrofund Disclosure Letter remain true and correct as of the date hereof.

(zz) Disclosure. To the knowledge of Petrofund, Petrofund has not withheld from Penn West any material information or documents concerning Petrofund or any of its Subsidiaries or their respective assets or liabilities during the course of Penn West's review of Petrofund and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Penn West by Petrofund pursuant hereto (including without limitation, any matter disclosed by Petrofund in the Petrofund Disclosure Letter) contains or will contain any untrue statement of a material fact or omits to state a material fact which is necessary in order to make the statements herein or therein not misleading.

(aaa) Off-Balance Sheet Arrangements. Petrofund does not have any "off-balance sheet arrangements" as such term is defined in Form 40-F adopted by the SEC.

5.3 Privacy Issues.

(a) For the purposes of this Section 5.3, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to Petrofund by Penn West in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in connection with this Agreement and will return to the Party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 6
CONDITIONS PRECEDENT

6.1 *Mutual Conditions Precedent*

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to May 26, 2006, the Interim Order shall have been granted in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Penn West and Petrofund, acting reasonably, on appeal or otherwise;

(b) the Merger Resolution shall have been passed by the holders of Petrofund Units and the holder of the Petrofund Special Voting Unit, voting together as a single class, on or prior to July 26, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(c) the Merger Resolution shall have been passed by the holders of Penn West Units, on or prior to July 26, 2006 in accordance with the Interim Order and in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(d) in the event that dissent rights are given to Petrofund Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Petrofund Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to Penn West Unitholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Penn West Units shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to July 31, 2006, the Final Order shall have been granted in form and substance satisfactory to Penn West and Petrofund, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Penn West and Petrofund, acting reasonably;

(h) the Arrangement shall have become effective on or prior to July 31, 2006;

(i) provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Petrofund (or one or more of the Subsidiaries of Petrofund) and ExploreCo shall have entered into the Petrofund ExploreCo Conveyance Agreement;

(j) provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, Penn West (or one or more of the Subsidiaries of Penn West) and ExploreCo shall have entered into the Penn West ExploreCo Conveyance Agreement;

(k) PWPL (or its successor under the Arrangement) shall enter into written agreements effective as of the Effective Date satisfactory to each of Penn West and Petrofund, acting reasonably, pursuant to which PWPL shall agree that, for a period of six years after the Effective Date, PWPL shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Penn West and Petrofund (provided that PWPL may substitute therefor policies of at least the same claims coverage and amounts containing terms and conditions that are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of PWPL and PC with respect to claims arising from facts or events which occurred before the Effective Date;

(l) either one or more of the following shall have occurred:

(i) the relevant waiting period in section 123 of the Competition Act shall have expired and there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(ii) the Commissioner of Competition appointed under the Competition Act (the **"Commissioner"**) shall have issued a "no action letter" under section 123 of the Competition Act satisfactory to each of Penn West and Petrofund, acting reasonably, indicating that the Commissioner has determined not to make, at that time, an application for an order under section 92 of the Competition Act and any terms and conditions attached to any such letter shall be acceptable to each of Penn West and Petrofund, acting reasonably; or

(iii) the Commissioner shall have issued an advance ruling certificate (**"ARC"**) pursuant to section 102 of the Competition Act;

(m) in addition to the approval required by Section 6.1(l), all other required domestic and foreign regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Penn West and Petrofund, each acting reasonably, including, without limitation, conditional listing approval for (i) the additional listing on the TSX of the Penn West Units to be issued pursuant to the Arrangement, and (ii) if the ExploreCo Resolutions are approved, the listing on the TSX of the ExploreCo Common Shares to be issued pursuant to the Arrangement, the ExploreCo Incentive Plan, the ExploreCo Private Placement and the ExploreCo Warrants, and all applicable domestic and foreign statutory and regulatory waiting periods shall have expired or

have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(n) if required, the Arrangement, and the consummation thereof, shall have been approved by Penn West's lenders on a basis acceptable to Penn West and Petrofund, each acting reasonably;

(o) if required, the Arrangement, and the consummation thereof, shall have been approved by Petrofund's lenders on a basis acceptable to Penn West and Petrofund, each acting reasonably;

(p) there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Entity, that:

   (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

   (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(q) Penn West and PWPL shall have received resignations and releases, in form satisfactory to Penn West and Petrofund, each acting reasonably, from the directors and officers of Petrofund, which releases shall contain exceptions for amounts or obligations owing to such directors or officers for accrued but unpaid salary, bonus, benefits and other compensation or pursuant to indemnity or directors' and officers' insurance arrangements.

The foregoing conditions are for the mutual benefit of Petrofund and Penn West and may be asserted by Petrofund and Penn West regardless of the circumstances and may be waived by Petrofund and Penn West (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petrofund or Penn West may have.

6.2 Additional Conditions to Obligations of Penn West and PWPL

The obligations of Penn West and PWPL to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Petrofund shall have mailed the Petrofund Information Circular and other documentation required in connection with the Petrofund Meeting on or before June 2, 2006;

(b) each of the acts and undertakings of Petrofund to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Petrofund;

(c) Petrofund shall have furnished Penn West with:

   (i) certified copies of the resolutions duly passed by the Petrofund Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

   (ii) certified copies of the resolutions of Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, voting together as a single class, duly passed at the Petrofund Meeting, approving the Merger Resolution and the ExploreCo Resolutions;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Petrofund and PC contained in Section 5.2 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Petrofund and PC shall have complied in all respects with its covenants in this Agreement and Penn West shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PC acting solely on behalf of PC and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Penn West will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Petrofund shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after the date hereof, or prior to the date hereof which has not been publicly disclosed or disclosed to Penn West in writing prior to the date hereof or in the Petrofund Disclosure Letter, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Petrofund and which, in the judgment of Penn West, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund; and

(g) all Petrofund Exchangeable Shares shall have been exchanged for Petrofund Units in accordance with the terms thereof; and

(h) all Petrofund Rights shall have been satisfied, exercised or terminated.

The conditions in this Section 6.2 are for the exclusive benefit of Penn West and PWPL and may be asserted by Penn West and PWPL regardless of the circumstances or may be waived by Penn West and PWPL in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Penn West and PWPL may have.

6.3 Additional Conditions to Obligations of Petrofund and PC

The obligations of Petrofund and PC to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Penn West shall have mailed the Penn West Information Circular and other documentation required in connection with the Penn West Meeting on or before June 2, 2006;

(b) each of the acts and undertakings of Penn West to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Penn West;

(c) Penn West shall have furnished Petrofund with:

   (i) certified copies of the resolutions duly passed by the Penn West Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

   (ii) certified copies of the resolutions of Penn West Unitholders, duly passed at the Penn West Meeting, approving the Merger Resolution and the ExploreCo Resolutions;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Penn West and PWPL contained in Section 5.1 shall be true in all respects as at the Effective Date, or as at the date specified in such representation or warranty, where applicable, with the same effect as though such representations and warranties had been made at and as of such time and each of Penn West and PWPL shall have complied in all respects with its covenants in this Agreement and Petrofund shall have received a certificate to that effect dated the Effective Date from the Chief Executive Officer and Chief Financial Officer of PWPL acting solely on behalf of PWPL and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Petrofund will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Penn West shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f) there shall not have occurred any change after the date hereof, or prior to the date hereof which had not been publicly disclosed or disclosed to Petrofund in writing prior to the date hereof or in the Penn West Disclosure Letter, (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Penn West and which, in the judgment of Petrofund, acting reasonably, is or would reasonably be expected to cause a Material Adverse Change with respect to Penn West; and

(g) the Penn West Units (including the Penn West Units issuable to Petrofund Unitholders pursuant to the Arrangement) shall be listed and posted for trading on the NYSE as of the Effective Date.

The conditions in this Section 6.3 are for the exclusive benefit of Petrofund and PC and may be asserted by Petrofund and PC regardless of the circumstances or may be waived by Petrofund and PC in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Petrofund and PC may have.

6.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Penn West and Petrofund shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, rescind and terminate this Agreement as provided in Section 9.1 hereof; provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such

notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

6.5 Satisfaction of Conditions

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 7
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

7.1 Penn West Damages

If at any time after the execution of this Agreement and prior to its termination:

(a) the Petrofund Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.2(o) and 5.2(xx) in a manner adverse to Penn West or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Petrofund Unitholders or to Petrofund and has not expired or been withdrawn at the time of the Petrofund Meeting, and the Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, voting together as a single class, do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in this Agreement;

(c) Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Petrofund is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e) Petrofund is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Petrofund or materially impedes the completion of the Arrangement, and Petrofund fails to cure such breach within five business days after receipt of written notice thereof from Penn West (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being a "**Penn West Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1 Petrofund shall pay to Penn West at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Penn West an amount (the "**Penn West Termination Fee**") determined as follows:

(i) if the Penn West Termination Fee becomes payable as a result of a Penn West Damages Event described in Section 7.1(a), (c) or (d), the Penn West Termination Fee shall be $70 million and shall be paid within one business day after the occurrence of such Penn West Damages Event;

(ii) if the Penn West Termination Fee becomes payable as a result of the Penn West Damages Event described in Section 7.1(b):

(A) if the Acquisition Proposal described in Section 7.1(b), an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $70 million and shall be paid concurrently with such consummation; or

(B) if the Acquisition Proposal described in Section 7.1(b), an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Penn West Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(iii) if the sole reason that the Penn West Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.1(e) the Penn West Termination Fee shall be $10 million and shall be paid within one business day after the occurrence of such Penn West Damages Event.

Following a Penn West Damages Event but prior to payment of the applicable Penn West Termination Fee, Petrofund shall be deemed to hold such applicable Penn West Termination Fee in trust for Penn West. Petrofund shall only be obligated to pay one Penn West Termination Fee pursuant to this Section 7.1.

7.2 Petrofund Damages

If at any time after the execution of this Agreement and prior to its termination:

(a) the Penn West Board of Directors has withdrawn or changed any of its recommendations or determinations referred to in Sections 3.1(n) and 5.1(xx) in a manner adverse to Petrofund or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Penn West Unitholders or to Penn West and has not expired or been withdrawn at the time of the Penn West Meeting, and the Penn West Unitholders do not approve the Arrangement or the Arrangement is not submitted for their approval in the manner contemplated in this Agreement;

(c) Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(d) Penn West is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a

breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006); or

(e) Penn West is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Penn West or materially impedes the completion of the Arrangement, and Penn West fails to cure such breach within five business days after receipt of written notice thereof from Petrofund (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond July 31, 2006),

(each of the above being an "**Petrofund Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, Penn West shall pay to Petrofund at the time stipulated below, as liquidated damages in immediately available funds to an account designated by Petrofund, an amount (the "**Petrofund Termination Fee**") determined as follows:

(i) if the Petrofund Termination Fee becomes payable as a result of a Petrofund Damages Event described in Section 7.2(a), (c) or (d), the Petrofund Termination Fee shall be $70 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event;

(ii) if the Petrofund Termination Fee becomes payable as a result of the Petrofund Damages Event described in Section 7.2(b):

(A) if the Acquisition Proposal described in Section 7.2(b), an amended version thereof or another Acquisition Proposal is consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $70 million and such be paid concurrently with such consummation; or

(B) if the Acquisition Proposal described in Section 7.2(b), an amended version thereof or another Acquisition Proposal is not consummated within six months of the date that the first Acquisition Proposal is publicly announced, proposed, offered or made, the Petrofund Termination Fee shall be $10 million and shall be paid upon the expiry of such six month period; and

(iii) if the sole reason that the Petrofund Termination Fee becomes payable is because of a breach of a representation or warranty that is not cured as contemplated in Section 7.2(e) the Petrofund Termination Fee shall be $10 million and shall be paid within one business day of the occurrence of such Petrofund Damages Event.

Following a Petrofund Damages Event but prior to payment of the applicable Petrofund Termination Fee, Penn West shall be deemed to hold such applicable Petrofund Termination Fee in trust for Petrofund. Penn West shall only be obligated to pay one Petrofund Termination Fee pursuant to this Section 7.2.

7.3 Liquidated Damages

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have

to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the applicable amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment under this Agreement. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 8
AMENDMENT

8.1 Amendment

This Agreement (including the Plan of Arrangement) may at any time and from time to time before or after the holding of the Petrofund Meeting and the Penn West Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment which is agreed to after the Parties are granted the Interim Order by the Court may reduce or materially adversely affect the consideration to be received by Penn West Unitholders or Petrofund Unitholders, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 9
TERMINATION

9.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Penn West and Petrofund;

(b) as provided in Section 6.4;

(c) by Penn West upon the occurrence of a Penn West Damages Event as provided in Section 7.1 provided that in the event of a Penn West Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by Penn West unless Petrofund Unitholders and the holder of the Petrofund Special Voting Unit, voting together as a single class, do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Petrofund upon the occurrence of a Petrofund Damages Event as provided in Section 7.2 provided that in the event of a Petrofund Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by Petrofund unless the Penn West Unitholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Penn West, in the event that Penn West accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Penn West has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Petrofund the applicable Petrofund Termination Fee; and

(f) by Petrofund, in the event that Petrofund accepts, recommends, approves or enters into an agreement to implement a Superior Proposal in accordance with Section 3.4(b)(vii), provided that Petrofund has complied with its obligations set forth in Section 3.4(c) hereof and concurrently pays to Penn West the applicable Penn West Termination Fee.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 and each Parties obligations in the Confidentiality Agreement which shall survive such termination.

ARTICLE 10
NOTICES

10.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy:

(a) in the case of Penn West or PWPL, to:

Penn West Energy Trust
c/o Penn West Petroleum Ltd.
2200, 425 - 1st Street S.W.
Calgary, AB T2P 3L8

Attention: William E. Andrew
Facsimile: (403) 777-3348

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Allan R. Twa, Q.C.
Facsimile: (403) 260-0391

(b) in the case of Petrofund or PC, to:

Petrofund Energy Trust
c/o Petrofund Corp.
600, 444 - 7th Avenue S.W.
Calgary, AB T2P 0X8

Attention: Jeffery E. Errico
Facsimile: (403) 269-5858

with a copy to:

Macleod Dixon LLP
3700, 400 - 3rd Avenue S.W.
Calgary, AB T2P 4H2

Attention: Robert Engbloom, Q.C.
Facsimile: (403) 264-5973

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 11
GENERAL

11.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

11.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

11.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

11.4 Costs

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Penn West and Petrofund shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

11.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

11.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

11.7 Time of Essence

Time shall be of the essence of this Agreement.

11.8 Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta.

11.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

11.10 Third Party Beneficiaries.

The provisions of Sections 6.1(k) and 11.11 are: (i) intended for the benefit of all present and former trustees, directors and officers of Penn West and its Subsidiaries and Petrofund and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and PWPL shall hold the rights and benefits of Sections 6.1(k) and 11.11 in trust for and on behalf of the Third Party Beneficiaries and PWPL hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

11.11 Obligations

(a) The Parties acknowledge that, with respect to Penn West being a party to this Agreement, PWPL is entering into this Agreement solely on behalf of Penn West and the obligations of Penn West hereunder shall not be personally binding upon the Penn West Trustee, PWPL or any of the Penn West Unitholders and that any recourse against Penn West or any Penn West Unitholder in any manner in respect of any indebtedness, obligation or liability of Penn West arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including, without limitation, based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Penn West Trust Indenture.

(b) The obligations or liabilities, if any, of the Petrofund Trustee or Petrofund hereunder shall not be binding upon, nor shall resort be had to the property of, any of the Petrofund Unitholders or annuitants of Petrofund and such obligations and liabilities shall not be binding upon such Petrofund Unitholders or annuitants. The obligations or liabilities, if any, of the Petrofund Trustee or Petrofund hereunder shall be satisfied only out of the property of Petrofund and no resort may be had to the property of any trustee, manager, officer or employee of Petrofund or any director, officer or employee of any manager or the Petrofund Trustee. The obligations and liabilities hereunder, if any, of any trustee, manager, officer or employee of the Trust or any director, officer or employee of any manager or trustee of Petrofund shall bind such obligor only to the extent that such obligor is entitled to be indemnified by Petrofund. The provisions of this paragraph shall enure to the benefit of the heirs, successors, assigns and personal representatives of the trustee, manager, officer or employee of Petrofund, of any director, officer or employee of any manager or trustee of Petrofund, of the Petrofund Unitholders and annuitants of Petrofund and, to the extent necessary to provide effective enforcement of such provisions, the Petrofund Trustee is hereby acknowledged to be acting, and shall be entitled to act as, trustee for the Petrofund Unitholders and annuitants of the Trust.

11.12 *Counterparts*

This Agreement may be executed by facsimile or other electronic signature and in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

[The remainder of this page is left blank intentionally]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

PENN WEST ENERGY TRUST, by its Administrator, Penn West Petroleum Ltd.

Per: (signed) "*William E. Andrew*"
William E. Andrew
President and Chief Executive Officer

Per: (signed) "*David Middleton*"
David Middleton
Executive Vice President
and Chief Operating Officer

PETROFUND ENERGY TRUST, by its Administrator, Petrofund Corp.

Per: (signed) "*Jeffery E. Errico*"
Jeffery E. Errico
President and Chief Executive Officer

Per: (signed) "*Jeffrey D. Newcommon*"
Jeffrey D. Newcommon
Executive Vice President

PENN WEST PETROLEUM LTD.

Per: (signed) "*William E. Andrew*"
William E. Andrew
President and Chief Executive Officer

Per: (signed) "*David Middleton*"
David Middleton
Executive Vice President
and Chief Operating Officer

PETROFUND CORP.

Per: (signed) "*Jeffery E. Errico*"
Jeffery E. Errico
President and Chief Executive Officer

Per: (signed) "*Jeffrey D. Newcommon*"
Jeffrey D. Newcommon
Executive Vice President

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AmalgamationCo**" means the corporation formed upon the amalgamation of PC and Petrofund ExchangeCo pursuant to this Arrangement;

(c) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d) "**Arrangement Agreement**" means the amended and restated arrangement agreement dated May 23, 2006 among Penn West, PWPL, Petrofund and PC with respect to the Arrangement and all amendments thereto;

(e) "**Arrangement Resolution**" means the applicable special resolutions in respect of the Arrangement to be considered at the Penn West Meeting and the Petrofund Meeting;

(f) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(g) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in the City of Calgary, Alberta are not generally open for business;

(h) "**Certificate**" means the certificate or certificates or confirmation of filing which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA;

(i) "**Court**" means the Court of Queen's Bench of Alberta;

(j) "**Depositary**" means CIBC Mellon Trust Company or such other company as may be designated by Penn West and Petrofund;

(k) "**Designated Beneficiaries**" means a designated beneficiary as defined in the Tax Act;

(l) "**Designated Broker**" means the broker designated by PC and PWPL to effect the resale of ExploreCo Common Shares;

(m) "**Dissenting Securityholders**" means registered holders of Penn West Units and registered holders of Petrofund Units who validly exercise the rights of dissent with

respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(n) **"Effective Date"** means the date the Arrangement is effective under the ABCA;

(o) **"Effective Time"** means the time prescribed by the ABCA for the Arrangement to be effective, which will be after the close of business on the Effective Date;

(p) **"ExploreCo"** means 1231818 Alberta Ltd., a corporation incorporated under the ABCA;

(q) **"ExploreCo Common Shares"** means the common shares in the capital of ExploreCo;

(r) **"ExploreCo Finco"** means 1243838 Alberta Ltd., a corporation incorporated under the ABCA;

(s) **"ExploreCo Finco Common Shares"** means the common shares in the capital of ExploreCo Finco issued and outstanding immediately prior to the Effective Time;

(t) **"ExploreCo Finco Warrants"** means the common share purchase warrants in the capital of ExploreCo Finco issued and outstanding immediately prior to the Effective Time;

(u) **"ExploreCo Resolutions"** means the applicable resolutions in respect of the ExploreCo private placement and the ExploreCo option plan to be considered at the Penn West Meeting and the Petrofund Meeting;

(v) **"ExploreCo Transactions"** means the transactions contemplated by Subsections 3.1(f) and (r) of this Plan of Arrangement;

(w) **"ExploreCo Warrants"** means the common share purchase warrants in the capital ExploreCo;

(x) **"Final Order"** means the order of the Court approving this Arrangement pursuant to Subsection 193(9) of the ABCA in respect of the Penn West Unitholders, the Petrofund Unitholders, the Penn West Arrangement Parties, the Petrofund Arrangement Parties, MFCorp., ExploreCo, ExploreCo Finco and the holders of ExploreCo Finco Common Shares and ExploreCo Finco Warrants, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y) **Interim Order"** means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z) **"Letters of Transmittal"** means the letters of transmittal accompanying the information circular sent to the Petrofund Unitholders pursuant to which such holders are required to deliver certificates representing Petrofund Units in order to receive the consideration payable to them pursuant to the Arrangement;

(aa) **"Meeting"** means either the Penn West Meeting or the Petrofund Meeting, as the context requires;

(bb) **"MFCorp"** means 1237550 Alberta Ltd., a corporation incorporated under the ABCA;

(cc) **"MFCorp Assets"** means all of the property, assets and undertaking of MFCorp of whatsoever nature or kind, present and future, and wheresoever located, including, for greater certainty, the Penn West Special Units (other than $10.00);

(dd) **"MFCorp Assumed Liabilities"** means all of the liabilities and obligations of MFCorp, whether or not reflected on the books of MFCorp;

(ee) **"MFCorp Shares"** means common shares of MFCorp;

(ff) **"MFCorp Special Shares"** means special shares of MFCorp;

(gg) **"Non-Resident"** means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(hh) **"PC"** means Petrofund Corp., a corporation amalgamated under the ABCA;

(ii) **"PC Common Shares"** means the common shares of PC;

(jj) **"Penn West"** means Penn West Energy Trust, a trust organized under the laws of the Province of Alberta;

(kk) **"Penn West Arrangement Parties"** means Penn West, PWPL, Trocana Resources Inc. and Penn West Partnership;

(ll) **Penn West ExploreCo Assets"** means the assets of the Penn West Operating Entities identified in the letter agreement dated May 23, 2006 between PC and PWPL and such additional or other assets of the Penn West Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred to ExploreCo pursuant to the Arrangement;

(mm) **"Penn West ExploreCo Conveyance"** means the conveyance of the Penn West ExploreCo Assets to ExploreCo pursuant to the Penn West ExploreCo Conveyance Agreement;

(nn) **"Penn West ExploreCo Conveyance Agreement"** means the agreement or agreements to be entered into between the applicable Penn West Operating Entities and ExploreCo, in form satisfactory to each of Petrofund and Penn West, acting reasonably, effecting the sale of the Penn West ExploreCo Assets and payment of cash to ExploreCo for ExploreCo Common Shares;

(oo) **"Penn West Meeting"** means the annual and special meeting of Penn West Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(pp) **"Penn West Operating Entities"** means PWPL, Trocana Resources Inc. and Penn West Partnership;

(qq) **"Penn West Special Units"** means special trust units of Penn West;

(rr) **"Penn West Trust Indenture"** means Penn West's Amended and Restated Trust Indenture dated effective as of May 31, 2005 between PWPL and CIBC Mellon Trust Company;

(ss) **"Penn West Unitholders"** means the holders from time to time of Penn West Units;

(tt) **"Penn West Units"** means, prior to the Effective Time, the trust units of Penn West and, means the New Penn West Units after the redesignation of Penn West Units in Subsection 3.1(g);

(uu) **"Person"** has the meaning set forth in the ABCA;

(vv) **"Petrofund"** means Petrofund Energy Trust, a trust organized under the laws of the Province of Ontario;

(ww) **"Petrofund Arrangement Parties"** means Petrofund, PC, PVT and Petrofund ExchangeCo;

(xx) **"Petrofund Assets"** means all of the property, assets and undertaking of Petrofund of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by Petrofund's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of Petrofund (other than one (1) Penn West Unit), but excluding, in all cases, an amount that Petrofund may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(yy) **"Petrofund Assumed Liabilities"** means all of the liabilities and obligations of Petrofund, whether or not reflected on the books of Petrofund, but excluding, in all cases, an amount that Petrofund may be required to pay to Dissenting Unitholders pursuant to Article 4 hereof;

(zz) **"Petrofund ExchangeCo"** means 1518274 Ontario Limited, a corporation incorporated under the laws of Ontario and continued under the ABCA and a wholly-owned Subsidiary of Petrofund;

(aaa) **"Petrofund ExchangeCo Shares"** means the common shares in the capital of Petrofund ExchangeCo;

(bbb) **"Petrofund ExploreCo Assets"** means the assets of the Petrofund Operating Entities identified in the letter agreement dated May 23, 2006 between PC and PWPL and such additional or other assets of the Petrofund Operating Entities, if any, as Petrofund and Penn West may mutually agree, to be transferred to ExploreCo pursuant to the Arrangement;

(ccc) **"Petrofund ExploreCo Conveyance"** means the conveyance of the Petrofund ExploreCo Assets pursuant to the Petrofund ExploreCo Conveyance Agreement;

(ddd) **"Petrofund ExploreCo Conveyance Agreement"** means the agreement or agreements to be entered into between the applicable Petrofund Operating Entities and ExploreCo, in form satisfactory to each of Petrofund and Penn West, acting reasonably, effecting the

sale of the Petrofund ExploreCo Assets to ExploreCo for ExploreCo Common Shares and cash;

(eee) **"Petrofund Meeting"** means the special meeting of Petrofund Unitholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(fff) **"Petrofund Operating Entities"** means PC and PVT;

(ggg) **"Petrofund Special Distribution"** means the distribution by Petrofund of the amount of $1.10 per Petrofund Unit in cash to holders of Petrofund Units and which has been deposited by Petrofund with the Depositary prior to the Effective Time;

(hhh) **"Petrofund Trust Indenture"** means Petrofund's Amended and Restated Trust Indenture dated as of November 16, 2004 between PC and Computershare Trust Company of Canada;

(iii) **"Petrofund Unitholders"** means the holders from time to time of Petrofund Units;

(jjj) **"Petrofund Units"** means the trust units of Petrofund;

(kkk) **"PVT"** means the Petrofund Ventures Trust, a trust created under the laws of the Province of Alberta and a wholly-owned Subsidiary of Petrofund;

(lll) **"PWPL"** means Penn West Petroleum Ltd., a corporation amalgamated under the ABCA;

(mmm) **"PWPL Common Shares"** means the common shares of PWPL;

(nnn) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(ooo) **"Resident"** means a person who is not a Non-Resident;

(ppp) **"Sale Proceeds"** means the proceeds received by the Designated Broker from the resale of ExploreCo Common Shares as contemplated by Subsection 3.1(f)(ii) and (iv) hereof, based on the average price obtained by the Designated Broker for all of the ExploreCo Common Shares that were transferred to the Designated Broker for sale pursuant to such subsections;

(qqq) **"Securities"** means the Penn West Units and/or Petrofund Units, as the case may be;

(rrr) **"Securityholders"** means the holders from time to time of Penn West Units and/or Petrofund Units, as the case may be;

(sss) **"Subsidiary"** means, with respect to any Person, an entity which is a subsidiary (within the meaning set forth in the ABCA) of such Person (assuming for such purposes, if such Person is not a body corporate, as if such Person were a body corporate) and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a body corporate; and

(ttt) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Penn West Unitholders; (ii) Petrofund Unitholders; (iii) the Penn West Arrangement Parties; (iv) the Petrofund Arrangement Parties; (v) MFCorp; (vi) ExploreCo; (vii) ExploreCo Finco and (viii) the holders of ExploreCo Finco Common Shares and ExploreCo Finco Warrants.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that, subject to the provisions of Section 3.1, each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein; provided, however, that in the event that the ExploreCo Resolutions are not duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively, the events set out shall occur and shall be deemed to occur in the

following order without giving any effect to Subsections 3.1(f) and (r) hereof and, for greater certainty, in such event, the provisions of Subsections 3.1(f) and (r) hereof shall be of no force or effect.

Amendments to the Trust Indentures and Other Constating Documents

(a) the Penn West Trust Indenture and other constating documents of the Penn West Arrangement Parties shall be amended:

(i) by creating the Penn West Special Units;

(ii) to permit the distribution of the ExploreCo Common Shares pursuant to Subsection 3.1(f)(ii);

(iii) by redesignating the Penn West Units pursuant to Subsection 3.1(g); and

(iv) otherwise to the extent necessary to facilitate the Arrangement;

(b) the Petrofund Trust Indenture and other constating documents of the Petrofund Arrangement Parties shall be amended:

(i) to permit the payment of the Petrofund Special Distribution pursuant to Subsection 3.1(e) and to permit the distribution of the ExploreCo Common Shares pursuant to Subsection 3.1(f)(iv);

(ii) to cause the Petrofund Units held by each Petrofund Unitholder who is a Resident to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each one (1) Petrofund Unit pursuant to Subsection 3.1(i) of this Plan of Arrangement;

(iii) to cause the Petrofund Units held by each Petrofund Unitholder who is a Non-Resident to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Penn West Units on the basis of .60 of a Penn West Unit for each one (1) Petrofund Unit pursuant to Subsection 3.1(l) of this Plan of Arrangement;

(iv) to cause the MFCorp Special Shares received by Petrofund Unitholders pursuant to Subsection 3.1(i) of this Plan of Arrangement to be exchanged, as of the Effective Date in accordance with the terms of this Plan of Arrangement, for Penn West Units upon the redemption of the MFCorp Special Shares pursuant to Subsection 3.1(n) of this Plan of Arrangement on the basis of .60 of a Penn West Unit for each one (1) MFCorp Special Share; and

(v) otherwise to the extent necessary to facilitate the Arrangement;

Dissenting Securityholders

(c) the Penn West Units held by Dissenting Securityholders shall be deemed to have been transferred to Penn West (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Penn West Unitholders other than the right to be paid the fair value of their Penn West Units in accordance with Article 4;

(d) the Petrofund Units held by Dissenting Securityholders shall be deemed to have been transferred to Petrofund (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Petrofund Unitholders other than the right to be paid the fair value of their Petrofund Units in accordance with Article 4;

Special Distribution By Petrofund

(e) the Petrofund Special Distribution to holders of Petrofund Units under the Petrofund Trust Indenture shall be effective;

ExploreCo Transactions

(f) provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively:

(i) the Penn West ExploreCo Conveyance shall become effective and ExploreCo shall deliver to PWPL (through the applicable Penn West Operating Entities) that number of ExploreCo Common Shares necessary for Penn West to satisfy its obligations to deliver ExploreCo Common Shares to each holder of Penn West Units pursuant to Subsection 3.1(f) (ii) and PWPL shall transfer that number of ExploreCo Common Shares to Penn West necessary for Penn West to satisfy its obligation to deliver ExploreCo Common Shares to each holder of Penn West Units pursuant to *Subsection 3.1(f)(ii) in consideration for reduction of* PWPL's indebtedness to Penn West in an amount equal to the fair market value of the ExploreCo Common Shares transferred by PWPL to Penn West;

(ii) Penn West shall distribute ExploreCo Common Shares to Penn West Unitholders on the basis of .20 of an ExploreCo Common Share for each Penn West Unit held of record as of the Effective Date, in the case of Penn West Unitholders who are Non-Residents, Penn West shall deliver 17/20ths of the ExploreCo Common Shares required to be delivered to such Non-Residents pursuant to this Subsection 3.1(f)(ii) and the balance of the ExploreCo Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such ExploreCo Common Shares shall be paid to Penn West and remitted by Penn West to the Canada Revenue Agency on behalf of each Penn West Unitholder who is a Non-Resident under Part XIII.2 of the Tax Act;

(iii) the Petrofund ExploreCo Conveyance shall become effective and ExploreCo shall deliver to PC (through the applicable Petrofund Operating Entities) that number of ExploreCo Common Shares necessary for Petrofund and PC to satisfy their obligations to deliver ExploreCo Common Shares to each holder of Petrofund Units pursuant to Subsection 3.1(f)(iv) and PC shall transfer that number of ExploreCo Common Shares to Petrofund necessary for Petrofund to satisfy its obligation to deliver ExploreCo Common Shares to each holder of Petrofund Units pursuant to Subsection 3.1(f)(iv) in consideration for reduction of PC's indebtedness to Petrofund in an amount equal to the fair market value of the ExploreCo Common Shares transferred by PC to Petrofund; and

(iv) Petrofund shall distribute ExploreCo Common Shares to Petrofund Unitholders on the basis of .12 of an ExploreCo Common Share for each Petrofund Unit held, in the case of Petrofund Unitholders who are Non-Residents, Petrofund shall deliver 17/20ths of the ExploreCo Common Shares required to be delivered to such Non-Residents pursuant to

this Subsection 3.1(f)(iv) and the balance of the ExploreCo Common Shares shall be delivered to the Designated Broker for resale and the Sale Proceeds of such ExploreCo Common Shares shall be paid to Petrofund and remitted by Petrofund to the Canada Revenue Agency on behalf of each Petrofund Unitholder who is a Non-Resident under Part XIII.2 of the Tax Act;

Redesignation of Penn West Units

(g) the Penn West Trust Indenture shall be amended such that the Penn West Units shall be redesignated as New Penn West Units with rights and privileges, which are substantially the same as the Penn West Units except for the right to receive the distribution referred to in Subsection 3.1(f)(ii) and the amendment with respect to Non-Resident ownership constraints by the deletion of section 3.9 of the Penn West Trust Indenture and replacement therefor with the provision set forth in Schedule "A" hereto and the certificates representing the Penn West Units shall be and shall be deemed to be exchanged for certificates representing the New Penn West Units;

Penn West Purchase of Petrofund Assets

(h) Petrofund shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from Petrofund, all of the Petrofund Assets and Penn West shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Petrofund Assumed Liabilities in accordance with their terms, and (ii) issue to Petrofund 0.60 of a Penn West Special Unit for each one (1) Petrofund Unit outstanding and held by a Resident and 0.60 of a Penn West Unit for each one (1) Petrofund Unit outstanding and held by a Non-Resident, being such that Petrofund can meet its distribution obligations under Subsection 3.1(l);

MFCorp Acquisition of Petrofund Units

(i) each Petrofund Unitholder who is a Resident shall transfer his/her Petrofund Units to MFCorp in exchange for MFCorp Special Shares on the basis of one (1) MFCorp Special Share for each Petrofund Unit transferred;

(j) Penn West shall subscribe for one (1) Petrofund Unit in exchange for one (1) Penn West Unit;

(k) Penn West shall subscribe for two (2) MFCorp Shares for $10.00;

(l) Petrofund shall redeem all of the issued and outstanding Petrofund Units (other than the one (1) Petrofund Unit held by Penn West) in exchange for all of the Penn West Special Units and Penn West Units acquired by Petrofund pursuant to Subsection 3.1(h) and, upon such redemption the Penn West Special Units shall be distributed by Petrofund to MFCorp on the basis of .60 of a Penn West Special Unit for each one (1) Petrofund Unit held and the Penn West Units shall be distributed to Petrofund Unitholders who are Non-Residents on the basis of .60 of a Penn West Unit for each one (1) Petrofund Unit held;

Penn West Purchase of MFCorp Assets

(m) MFCorp shall sell, transfer, convey, assign and deliver to Penn West and Penn West shall purchase and accept from MFCorp, all of the MFCorp Assets and Penn West shall (i)

assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the MFCorp Assumed Liabilities in accordance with their terms, and (ii) issue to MFCorp an aggregate number of Penn West Units equal to .60 multiplied by the sum of the number of MFCorp Special Shares outstanding plus the number of MFCorp Shares being redeemed in Subsection 3.1(n). The Penn West Special Units received by Penn West shall be immediately cancelled;

(n) MFCorp shall redeem all of the issued and outstanding MF Corp Shares (other than the MFCorp Shares held by Penn West) and MFCorp Special Shares in exchange for Penn West Units, which shall be distributed to the holders of MFCorp Shares and MFCorp Special Shares on the basis of .60 of a Penn West Unit for each one (1) MFCorp Share and .60 of a Penn West Unit for each one (1) MFCorp Special Share;

Exchange of Petrofund ExchangeCo Shares

(o) all of the Petrofund ExchangeCo Shares held by Penn West shall be exchanged with PC for that number of common shares of PC having a value equal to the fair market value of the Petrofund ExchangeCo Shares so exchanged;

Exchange of PC Common Shares

(p) all of the PC Common Shares held by Penn West shall be exchanged with PWPL for that number of common shares of PWPL having a value equal to the fair market value of the PC Common Shares so exchanged;

Amalgamation of PC and Petrofund ExchangeCo

(q) PC and Petrofund ExchangeCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the common shares of Petrofund ExchangeCo shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of Amalgamation shall be the same as the articles of PC and the name of AmalgamationCo shall be "Penn West PTF Energy Ltd.";

(iii) the shares of Petrofund ExchangeCo shall be cancelled without any repayment of capital;

(iv) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(v) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(vi) any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(vii) any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(viii) a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against AmalgamationCo;

(ix) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(x) the by-laws of AmalgamationCo shall be the by-laws of PC;

(xi) the first directors of AmalgamationCo shall be the directors of PC;

(xii) the first officers of AmalgamationCo shall be the officers of PC; and

(xiii) the registered office of AmalgamationCo shall be the registered office of PC; and

Additional ExploreCo Transactions

(r) provided that the ExploreCo Resolutions are duly approved by the Penn West Unitholders and the Petrofund Unitholders at the Penn West Meeting and the Petrofund Meeting, respectively:

(i) each ExploreCo FinCo Common Share and ExploreCo Finco Warrant shall be transferred to ExploreCo in exchange for ExploreCo Common Shares and ExploreCo Warrants on the basis of one (1) ExploreCo Common Share for each ExploreCo FinCo Common Share and one (1) ExploreCo Warrant for each ExploreCo Finco Warrant; and

(ii) the stated capital account of the ExploreCo Common Shares shall be reduced, without payment, by the amount of the deficit, if any, as shown on the balance sheet of ExploreCo as at the Effective Date.

Election of PWPL Directors

(s) the number of directors of PWPL shall be increased to 9 members and each of Jeffery E. Errico, James E. Allard and Frank Potter shall be elected as directors of PWPL to hold office until the next annual meeting of shareholders of PWPL.

3.2 The Penn West Arrangement Parties, Petrofund Arrangement Parties, MFCorp, ExploreCo and ExploreCo Finco shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

3.3 A holder who (i) has exchanged Petrofund Units for MFCorp Special Shares under the Arrangement; and (ii) is a Resident; shall be entitled to make an income tax election, pursuant to Subsection 85(1) and 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by the holder of Petrofund Units for MFCorp Special Shares by providing two signed copies of the necessary election forms to PWPL within 90 days following the Effective Date, duly completed with the details of the number and type of Petrofund Units transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Petrofund Units within 30 days after the receipt thereof by PWPL for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). PWPL will not be responsible for the proper completion and filing of any election form and, except for the

obligation of PWPL to so sign and return election forms which are received by PWPL within 90 days of the Effective Date, PWPL will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of PWPL to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, PWPL may choose to sign and return an election form received by it more than 90 days following the Effective Date, but PWPL will have no obligation to do so.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Penn West Units and Petrofund Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Penn West Units and Petrofund Units and shall only be entitled to be paid the fair value of the holder's Penn West Units and Petrofund Units by Penn West, Petrofund or PWPL, as the case may be. A Dissenting Securityholder who is paid the fair value of the holder's Penn West Units and Petrofund Units, shall be deemed to have transferred the holder's Penn West Units and Petrofund Units to Penn West or Petrofund, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Penn West Units and Petrofund Units shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Penn West Units and Petrofund Units notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Penn West Units and Petrofund Units shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Penn West Units and Petrofund Units at the applicable Meeting; but in no event shall Penn West or Petrofund be required to recognize such Dissenting Securityholder as a Securityholder of Penn West or Petrofund after the Effective Time and the name of such holder shall be removed from the applicable register of Securityholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Petrofund Units that were exchanged pursuant to Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those certificates representing Petrofund Units or Penn West Units held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 4.1, to receive the fair value of the Penn West Units and Petrofund Units represented by such certificates.

5.2 Penn West and Petrofund shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Petrofund Units of a duly completed Letter of Transmittal and the certificates representing such Petrofund Units, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Penn West Units and ExploreCo Common Shares and the amount of the Petrofund Special Distribution to be delivered to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Petrofund Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Penn West and Petrofund and their respective transfer agents, which bond is in form and substance satisfactory to each of the Penn West and Petrofund and their respective transfer agents, or shall otherwise indemnify Penn West and Petrofund and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Penn West Units or, assuming the ExploreCo Transactions are completed under this Plan of Arrangement, ExploreCo Common Shares allotted and issued to former holders of Petrofund Units pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Petrofund Units that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such units to receive Penn West Units or ExploreCo Common Shares or any amount of the Petrofund Special Distribution. In such case, such Penn West Units shall be returned to Penn West for cancellation and any distributions in respect of Penn West Units and any amount of the Petrofund Special Distribution shall be returned to Penn West and such ExploreCo Common Shares shall be returned to ExploreCo for cancellation.

5.6 No certificates representing fractional Penn West Units or ExploreCo Common Shares shall be issued under the Arrangement. In lieu of any fractional trust unit or share, each registered holder of Petrofund Units otherwise entitled to a fractional interest in a Penn West Unit or ExploreCo Common Shares, shall receive the nearest whole number of Penn West Units or ExploreCo Common Shares, as applicable (with fractions equal to exactly 0.5 being rounded up).

5.7 Assuming the ExploreCo Transactions are completed under this Plan of Arrangement, Certificates representing ExploreCo Common Shares to be issued to holders of Penn West Units will be issued and delivered to holders of Penn West Units of record on the Effective Date.

5.8 Assuming the Penn West Transactions are completed under this Plan of Arrangement, ExploreCo will issue and deliver ExploreCo Common Shares and ExploreCo Warrants as required under this Plan of Arrangement upon delivery to ExploreCo of the ExploreCo Finco Common Shares and ExploreCo Warrants by the holders thereof.

ARTICLE 6
AMENDMENTS

6.1 Penn West, Petrofund, PWPL and PC may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meetings, approved by the Court; and (iv) communicated to holders of Penn West Units and Petrofund Units if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by Penn West, Petrofund, PWPL or PC at any time prior to or at the Meetings (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment to this Plan of Arrangement that is approved by the Court following the Meetings shall be effective only if it is consented to by each of Penn West, Petrofund, PWPL and PC.

6.4 Any amendment to this Plan of Arrangement may be made prior to or following the Effective Time by Penn West, Petrofund, PWPL and PC, provided that it concerns a matter which, in the reasonable opinion of Penn West, Petrofund, PWPL and PC, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Penn West, Petrofund, PWPL and PC, or any former holder of Penn West Units or Petrofund Units.

SCHEDULE "A"

3.9 Status as a Mutual Fund Trust

The Trust will use its best commercial efforts to maintain its status as a mutual fund trust under the *Tax Act*, including complying with the requirements of Subsection 108(2) and 132(6) and (7) of the *Tax Act*.